Exhibit 99.1

BCE Inc.

2014
THIRD QUARTER
SHAREHOLDER REPORT

Q3

NOVEMBER 5, 2014

TABLE OF CONTENTS

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS			1

1	OVERVIEW		3
	1.1	Financial Highlights	3
	1.2	Key Corporate and Business Developments	4
	1.3	Capital Markets Strategy	5
	1.4	Assumptions	6

2	CONSOLIDATED FINANCIAL ANALYSIS		7
	2.1	BCE Consolidated Income Statements	7
	2.2	Customer Connections	8
	2.3	Operating Revenues	9
	2.4	Operating Costs	10
	2.5	Adjusted EBITDA	12
	2.6	Severance, Acquisition and Other Costs	13
	2.7	Depreciation and Amortization	13
	2.8	Finance Costs	14
	2.9	Other Income (Expense)	14
	2.10	Income Taxes	14
	2.11	Net Earnings and EPS	14

3	BUSINESS SEGMENT ANALYSIS		15
	3.1	Bell Wireless	15
	3.2	Bell Wireline	20
	3.3	Bell Media	24
	3.4	Bell Aliant	27

4	FINANCIAL AND CAPITAL MANAGEMENT		30
	4.1	Net Debt	30
	4.2	Outstanding Share Data	30
	4.3	Cash Flows	31
	4.4	Post-Employment Benefit Plans	33
	4.5	Credit Ratings	33
	4.6	Liquidity	34

5	QUARTERLY FINANCIAL INFORMATION		35

6	REGULATORY ENVIRONMENT		36

7	BUSINESS RISKS		37

8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS		39
	8.1	Our Accounting Policies	39
	8.2	Non-GAAP Financial Measures and Key Performance Indicators (KPIs)	41
	8.3	Controls and Procedures	43

CONSOLIDATED FINANCIAL STATEMENTS	44

MD&A

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint arrangements and associates. Bell means our Bell Wireless, Bell Wireline and Bell Media segments on an aggregate basis. Bell Aliant means, as the context may require, either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries and associates.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 8.2, Non-GAAP Financial Measures and Key Performance Indicators (KPIs) on pages 41 to 43 for a list of defined non-GAAP financial measures and performance indicators.

Please refer to our unaudited consolidated financial statements for the third quarter of 2014 when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2013 dated March 6, 2014 (BCE 2013 Annual MD&A) as updated in BCE’s MD&A for the first quarter of 2014 dated May 5, 2014 (BCE 2014 First Quarter MD&A) and second quarter of 2014 dated August 6, 2014 (BCE 2014 Second Quarter MD&A). In preparing this MD&A, we have taken into account information available to us up to November 5, 2014, the date of this MD&A, unless otherwise stated.

You will find more information about us, including BCE’s annual information form for the year ended December 31, 2013 dated March 6, 2014 (BCE 2013 AIF) and recent financial reports, including the BCE 2013 Annual MD&A, the BCE 2014 First Quarter MD&A and the BCE 2014 Second Quarter MD&A, on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

This MD&A comments on our business operations, performance, and financial position and other matters for the three months (Q3) and nine months (YTD) ended September 30, 2014 and 2013.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A including, in particular, but without limitation, the section and sub-sections entitled Assumptions, section 1.2, Key Corporate and Business Developments, section 1.3, Capital Markets Strategy and section 4.6, Liquidity, contain forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to certain aspects of our business outlook, our network deployment plans, certain strategic and financial benefits (including expected synergies and annualized free cash flow accretion) and operational, competitive and cost efficiencies expected to result from the Privatization (as defined in section 1.2, Key Corporate and Business Developments – Privatization of Bell Aliant Completed), the proposed exchange of all medium term notes and floating rate medium term notes (the Bell Aliant Notes) of Bell Aliant Regional Communications, Limited Partnership (Bell Aliant LP) for an equal principal amount of newly issued debentures of Bell Canada (the Proposed Note Exchange), the benefits expected to result from the Proposed Note Exchange, Bell Canada’s revised net debt leverage ratio target range and the expected return of Bell Canada’s net debt leverage ratio within the revised net debt leverage ratio target range, and our business objectives, plans and strategies. Forward-looking statements also include any other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at November 5, 2014 and, accordingly, are subject to change after this date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purposes of providing information concerning the Proposed Note Exchange and the expected impacts of the Privatization, and of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market and operational assumptions in preparing forward-looking statements contained in this MD&A. These assumptions include, without limitation, the assumptions described in the various sections of this MD&A entitled Assumptions, which sections are incorporated by reference in this cautionary statement. We believe that these assumptions were reasonable at November 5, 2014. If our

BCE Inc. 2014 Third Quarter Shareholder Report 1

MD&A

assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Unless otherwise indicated in this MD&A, the BCE 2014 First Quarter MD&A or the BCE 2014 Second Quarter MD&A, the strategic priorities, business outlooks and assumptions described in the BCE 2013 Annual MD&A remain substantially unchanged.

Important risk factors including, without limitation, competitive, regulatory, economic, financial, operational, technological and transactional risks that could cause actual results or events to differ materially from those expressed in, or implied by, the above-mentioned forward-looking statements and other forward-looking statements in this MD&A, include, but are not limited to, the risks described in section 6, Regulatory Environment and section 7, Business Risks, which sections are incorporated by reference in this cautionary statement.

We caution readers that the risks described in the above-mentioned sections and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after November 5, 2014. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

2 BCE Inc. 2014 Third Quarter Shareholder Report

1	OVERVIEW	MD&A

1.1 FINANCIAL HIGHLIGHTS

BCE SELECTED QUARTERLY INFORMATION

BCE CUSTOMER CONNECTIONS

BCE INCOME STATEMENTS – SELECTED INFORMATION

	Q3 2014	Q3 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Operating revenues	5,195	5,099	96	1.9%	15,514	15,018	496	3.3%
Bell	4,607	4,524	83	1.8%	13,794	13,296	498	3.7%
Bell Aliant	699	696	3	0.4%	2,057	2,071	(14)	(0.7%)
Inter-segment eliminations	(111)	(121)	10	8.3%	(337)	(349)	12	3.4%
Operating costs	(3,080)	(3,036)	(44)	(1.4%)	(9,233)	(8,927)	(306)	(3.4%)
Adjusted EBITDA(1)	2,115	2,063	52	2.5%	6,281	6,091	190	3.1%
Bell	1,798	1,739	59	3.4%	5,336	5,124	212	4.1%
Bell Aliant	317	324	(7)	(2.2%)	945	967	(22)	(2.3%)
Adjusted EBITDA margin(1)	40.7%	40.5%		0.2%	40.5%	40.6%		(0.1%)
Bell	39.0%	38.4%		0.6%	38.7%	38.5%		0.2%
Bell Aliant	45.4%	46.6%		(1.2%)	45.9%	46.7%		(0.8%)
Net earnings attributable to:
Common shareholders	600	343	257	74.9%	1,821	1,480	341	23.0%
Preferred shareholders	31	32	(1)	(3.1%)	97	98	(1)	(1.0%)
Non-controlling interest	72	77	(5)	(6.5%)	206	217	(11)	(5.1%)
Net earnings	703	452	251	55.5%	2,124	1,795	329	18.3%
Adjusted net earnings(1)	648	584	64	11.0%	1,914	1,777	137	7.7%
Net earnings per common share (EPS)	0.77	0.44	0.33	75.0%	2.34	1.91	0.43	22.5%
Adjusted EPS(1)	0.83	0.75	0.08	10.7%	2.46	2.29	0.17	7.4%

(1)	Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net earnings and Adjusted EPS are non-GAAP financial measures and do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP Financial Measures and Key Performance Indicators (KPIs) – Non-GAAP Financial Measures – Adjusted EBITDA and Adjusted EBITDA Margin and Adjusted Net Earnings and Adjusted EPS in this MD&A for more details, including, for Adjusted Net Earnings and Adjusted EPS, reconciliations to the most comparable IFRS financial measures.

BCE Inc. 2014 Third Quarter Shareholder Report 3

1	OVERVIEW	MD&A

BCE STATEMENTS OF CASH FLOWS – SELECTED INFORMATION

	Q3 2014	Q3 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Cash flows from operating activities	1,882	1,730	152	8.8%	4,714	4,638	76	1.6%
Capital expenditures	(975)	(880)	(95)	(10.8%)	(2,641)	(2,432)	(209)	(8.6%)
Free cash flow(1)	834	747	87	11.6%	1,911	1,897	14	0.7%

(1)	Free cash flow is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP Financial Measures and Key Performance Indicators (KPIs) – Non-GAAP Financial Measures – Free Cash Flow and Free Cash Flow per Share in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

BCE generated solid revenue and Adjusted EBITDA growth of 1.9% and 2.5%, respectively, this quarter with a relatively stable margin of 40.7%, driven by stronger financial results at Bell, offset partly by softer year-over-year performance at Bell Aliant. Bell revenue growth of 1.8% yielded a 3.4% increase in Adjusted EBITDA in Q3 2014 with a higher Adjusted EBITDA margin of 39.0%, while Bell Aliant’s Adjusted EBITDA declined by 2.2%, resulting in a lower year-over-year Adjusted EBITDA margin of 45.4%, as continued declines in higher-margin voice revenues and higher operating costs to support growth in its FibreOP services were not offset fully by growth in lower-margin Internet Protocol Television (IPTV), Internet and other Internet Protocol (IP)-based services.

Higher Bell Adjusted EBITDA in Q3 2014 was driven by double-digit wireless growth of 10.9%, reflecting continued strong postpaid subscriber acquisition and higher average revenue per user (ARPU). We also realized a significant milestone in Q3 2014, achieving positive wireline Adjusted EBITDA growth of 1.0%. This result reflects the increasing scale of Fibe TV and related growth in three-product households, pricing discipline, diminishing wireline voice erosion, and lower overall operating costs. Our Bell Media segment reported stable year-over-year revenues, reflecting continued softness in the overall Canadian television (TV) and radio advertising markets, and an Adjusted EBITDA decline of 8.5% attributable to higher operating costs from higher TV content costs particularly for sports broadcast rights.

We generated healthy net earnings of $703 million in the third quarter of 2014. This, together with an 11.6% year-over-year increase in free cash flow to $834 million that was driven mainly by Adjusted EBITDA growth, enabled significant capital expenditures in broadband wireline and wireless networks and services during the quarter.

In the third quarter of 2014, BCE paid $480 million in dividends to its common shareholders, representing a 6.4% increase compared to last year.

1.2 KEY CORPORATE AND BUSINESS DEVELOPMENTS

PRIVATIZATION OF BELL ALIANT COMPLETED

On July 23, 2014, BCE announced its offer to acquire all of the issued and outstanding common shares of Bell Aliant that it did not already own (Privatization) through a common share tender offer (Common Share Offer) for a total consideration of approximately $3.95 billion. Bell Aliant, which was already controlled by BCE, provides local telephone, long distance, Internet, data, TV, wireless, home security and value-added business solutions to residential and business customers in the Atlantic provinces and in rural and regional areas of Ontario and Québec. The Privatization is expected to simplify BCE’s corporate structure and increase overall operating and capital investment efficiencies, while supporting BCE’s broadband investment strategy and dividend growth objective with strong annualized free cash flow accretion.

On October 3, 2014, BCE announced the successful completion of the Common Share Offer with more than 90% of the publicly held Bell Aliant common shares having been validly tendered to such offer, as extended, and not withdrawn. With over 90% of the outstanding publicly held common shares of Bell Aliant tendered, BCE proceeded to acquire the balance of the common shares not tendered through a compulsory acquisition, which was completed on October 31, 2014, and resulted in completion of the Privatization.

Concurrent with the Common Share Offer, BCE also offered to all holders of preferred shares (Preferred Share Offer) of Bell Aliant Preferred Equity Inc. (Prefco) the opportunity to exchange their Prefco preferred shares for BCE preferred shares with the same financial terms as the existing Prefco preferred shares (Preferred Share Exchange). The Preferred Share Offer expired on September 19, 2014, at which time approximately 73% of the outstanding preferred shares had been validly tendered and not withdrawn. As a result, BCE held sufficient votes to approve, at a special meeting of Prefco preferred shareholders held on October 31, 2014, an amalgamation of Prefco with a newly incorporated wholly-owned subsidiary of BCE. The remaining Prefco preferred shares were exchanged for BCE preferred shares effective November 1, 2014.

As BCE already consolidates the financial results of Bell Aliant, the Privatization has been accounted for as an equity transaction.

BELL ALIANT NOTE EXCHANGE PROPOSAL ANNOUNCED

On October 20, 2014, Bell Canada and Bell Aliant initiated a proposed transaction to have the holders of Bell Aliant Notes (the Bell Aliant Noteholders) issued by Bell Aliant LP approve the exchange of their notes for an equal $2.3 billion aggregate principal amount of newly issued debentures of Bell Canada having financial terms that are the same as those attached to the Bell Aliant Notes. Together with the Privatization and Preferred Share Exchange, the Proposed Note Exchange is part of BCE’s strategy to have a simplified capital structure, provide transparency, reduce administrative inefficiencies through means such as simplified accounting and financial reporting procedures, and to concentrate BCE’s public debt into a single issuer. An information circular (the Circular) and related proxy materials were mailed to Bell Aliant Noteholders in connection with a meeting of the Bell Aliant Noteholders voting as a single class (the Class Meeting), as well as separate meetings of the holders of each series of Bell Aliant Notes each voting separately as a series (each, a Series Meeting). All Bell Aliant Noteholder meetings will be held on November 14, 2014 for holders of record on October 17, 2014.

4 BCE Inc. 2014 Third Quarter Shareholder Report

1	OVERVIEW	MD&A

If the Proposed Note Exchange is not approved at the Class Meeting, or Bell Aliant LP cancels the Class Meeting for any reason or elects not to proceed with the exchange of all Bell Aliant Notes (even if such exchange is approved), Bell Aliant LP may, at its option, proceed with one or more of the series note exchange transactions (Series Note Exchange Transaction(s)) that have been approved at Series Meetings in order to accommodate holders of any particular series of Bell Aliant Notes that have approved a Series Note Exchange Transaction at a Series Meeting. However, Bell Aliant LP may determine not to proceed with one or more of the Series Note Exchange Transactions that have been approved at Series Meetings.

Full details of the Proposed Note Exchange and the Series Note Exchange Transactions are described in the Circular available on SEDAR at sedar.com and on EDGAR at sec.gov.

ASTRAL ASSET DIVESTITURES COMPLETED

On July 31, 2014, Bell completed the sale of three TV services (Family (including Disney Junior English), Disney XD and Disney French services) to DHX Media Ltd. and on September 16, 2014, it completed the sale of two TV services (MusiquePlus and MusiMax) to V Media Group for aggregate proceeds of $186 million, bringing total proceeds for all asset divestitures to $724 million. The sale of these channels were the last asset divestitures Bell was required to make by the Competition Bureau and the Canadian Radio-television and Telecommunications Commission (CRTC) as part of Bell’s acquisition of Astral Media Inc. (Astral).

NEW $1.25 BILLION PUBLIC DEBT OFFERING

On September 29, 2014, Bell Canada completed a public offering of $1.25 billion of medium term notes (MTN) debentures in two series. The $750 million Series M-30 MTN debentures will mature on September 29, 2021 and carry an annual interest rate of 3.15%. The $500 million Series M-31 MTN debentures will mature on September 29, 2044 and carry an annual interest rate of 4.75%. These MTN debentures are fully and unconditionally guaranteed by BCE. Approximately $1 billion of the net proceeds from the offering were used to fund payment of the 25% cash consideration associated with the Privatization, and the balance for general corporate purposes.

SIIM VANASELJA TO RETIRE AS CHIEF FINANCIAL OFFICER (CFO) OF BCE IN Q2 2015, TO BE SUCCEEDED BY BELL ALIANT CFO GLEN LEBLANC

On October 14, 2014, BCE announced that Siim Vanaselja, CFO of BCE and Bell Canada, will retire in the second quarter of 2015. Glen LeBlanc, currently CFO of BCE affiliate Bell Aliant, will become CFO of BCE and Bell Canada at that time. BCE’s succession plan for the CFO role leverages the exceptional executive talent at the BCE group of companies to ensure a smooth transition. Mr. Vanaselja will retire after BCE’s 2015 Annual General Meeting of Shareholders, scheduled for April 30, 2015, and before the end of Q2 2015. He will continue to serve on the Board of Directors of Maple Leaf Sports and Entertainment Ltd. (MLSE). Following the closing of the Privatization and until Mr. Vanaselja’s retirement, Mr. LeBlanc will serve as Senior Vice President, Finance for BCE.

1.3 CAPITAL MARKETS STRATEGY

CAPITAL STRUCTURE

Concurrent with the announcement of the Privatization on July 23, 2014, Bell Canada increased its net debt1 leverage ratio target range from 1.5 to 2.0 times Adjusted EBITDA2 to 1.75 to 2.25 times Adjusted EBITDA. The new target range remains aligned with our strong investment-grade credit rating policy and is supported by Bell Canada’s improved business risk profile, larger scale and strong free cash flow generation relative to when the previous target range was established in 2009. At closing, the Privatization resulted in a net debt leverage ratio of approximately 2.55 times Adjusted EBITDA. That ratio is expected to improve over time and return within the revised net debt leverage ratio target range through growth in free cash flow and applying free cash flow after dividends to the reduction of Bell Canada’s indebtedness. Neither the change in the net debt leverage ratio target range nor the net debt leverage ratio resulting from the Privatization affected BCE’s or Bell Canada’s credit ratings or outlook.

(1)	Net debt is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP Financial Measures and Key Performance Indicators (KPIs) – Non-GAAP Financial Measures – Net Debt in this MD&A for more details. Net debt is debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents.
(2)	For the purposes of calculating Bell Canada’s net debt leverage ratio, Adjusted EBITDA is defined as twelve-month trailing Bell EBITDA including dividends from Bell Aliant to BCE.

BCE Inc. 2014 Third Quarter Shareholder Report 5

1	OVERVIEW	MD&A

1.4 ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2013 Annual MD&A, as updated or supplemented in the BCE 2014 First Quarter MD&A, the BCE 2014 Second Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following economic and market assumptions as well as the various assumptions referred to under the sub-sections entitled Assumptions set out in section 3, Business Segment Analysis of this MD&A.

ASSUMPTIONS ABOUT THE CANADIAN ECONOMY
  Growth in the Canadian GDP of 2.3% in 2014, based on the Bank of Canada’s most recent estimate, a ten basis point increase compared to an earlier estimate of 2.2%
  A faster pace of employment growth compared to 2013
MARKET ASSUMPTIONS
  A sustained level of wireline and wireless competition in both consumer and business markets
  Higher, but slowing, wireless industry penetration driven by the increasing adoption of smartphones, tablets and other fourth generation (4G) devices, the expansion of long-term evolution (LTE) service in non-urban markets, the availability of new data applications and services, as well as population growth
  A softer advertising market for Bell Media

6 BCE Inc. 2014 Third Quarter Shareholder Report

2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

This section provides detailed information and analysis about BCE’s performance in Q3 and YTD 2014 compared to Q3 and YTD 2013. It focuses on BCE’s consolidated operating results and provides financial information for each of our businesses. For further discussion and analysis of our Bell Wireless, Bell Wireline, Bell Media and Bell Aliant business segments, refer to section 3, Business Segment Analysis.

2.1 BCE CONSOLIDATED INCOME STATEMENTS

	Q3 2014	Q3 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Operating revenues	5,195	5,099	96	1.9%	15,514	15,018	496	3.3%
Operating costs	(3,080)	(3,036)	(44)	(1.4%)	(9,233)	(8,927)	(306)	(3.4%)
Adjusted EBITDA	2,115	2,063	52	2.5%	6,281	6,091	190	3.1%
Severance, acquisition and other costs	(66)	(297)	231	77.8%	(158)	(358)	200	55.9%
Depreciation	(739)	(683)	(56)	(8.2%)	(2,146)	(2,039)	(107)	(5.2%)
Amortization	(116)	(162)	46	28.4%	(454)	(486)	32	6.6%
Finance costs
Interest expense	(227)	(242)	15	6.2%	(691)	(691)	–	0.0%
Interest on post-employment benefit obligations	(25)	(38)	13	34.2%	(76)	(113)	37	32.7%
Other income (expense)	2	(24)	26	n.m.	76	(7)	83	n.m.
Income taxes	(241)	(165)	(76)	(46.1%)	(708)	(602)	(106)	(17.6%)
Net earnings	703	452	251	55.5%	2,124	1,795	329	18.3%
Net earnings attributable to:
Common shareholders	600	343	257	74.9%	1,821	1,480	341	23.0%
Preferred shareholders	31	32	(1)	(3.1%)	97	98	(1)	(1.0%)
Non-controlling interest	72	77	(5)	(6.5%)	206	217	(11)	(5.1%)
Net earnings	703	452	251	55.5%	2,124	1,795	329	18.3%
Adjusted net earnings	648	584	64	11.0%	1,914	1,777	137	7.7%
EPS	0.77	0.44	0.33	75.0%	2.34	1.91	0.43	22.5%
Adjusted EPS	0.83	0.75	0.08	10.7%	2.46	2.29	0.17	7.4%

n.m.: not meaningful

BCE Inc. 2014 Third Quarter Shareholder Report 7

2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2.2 CUSTOMER CONNECTIONS

BCE (BELL AND BELL ALIANT)

TOTAL CONNECTIONS

	Q3 2014	Q3 2013	% CHANGE
Wireless Subscribers	8,035,130	7,951,182	1.1%
Postpaid	6,991,927	6,802,868	2.8%
High-speed Internet Subscribers	3,245,016	3,113,767	4.2%
TV (Satellite and IPTV Subscribers)	2,600,418	2,438,100	6.7%
IPTV	857,473	582,393	47.2%
Total Growth Services	13,880,564	13,503,049	2.8%
Wireline Network Access Service (NAS) lines	7,223,858	7,730,283	(6.6%)
Total Services	21,104,422	21,233,332	(0.6%)

NET ACTIVATIONS

	Q3 2014	Q3 2013	% CHANGE	YTD 2014	YTD 2013	% CHANGE
Wireless Subscribers	83,636	90,753	(7.8%)	110,098	126,292	(12.8%)
Postpaid	91,779	103,767	(11.6%)	193,834	261,041	(25.7%)
High-speed Internet Subscribers	64,254	47,196	36.1%	108,380	68,532	58.1%
TV (Satellite and IPTV Subscribers)	37,578	61,079	(38.5%)	111,170	126,035	(11.8%)
IPTV	74,450	87,355	(14.8%)	199,960	211,075	(5.3%)
Total Growth Services	185,468	199,028	(6.8%)	329,648	320,859	2.7%
Wireline NAS lines	(108,051)	(121,158)	10.8%	(371,711)	(406,026)	8.5%
Total Services	77,417	77,870	(0.6%)	(42,063)	(85,167)	50.6%

BCE attracted 185,468 net new customer connections to its growth services in Q3 2014, down 6.8% compared to Q3 2013. This was comprised of:

  91,779 postpaid wireless customers, offset partly by the loss of 8,143 prepaid wireless customers
  64,254 high-speed Internet customers
  37,578 TV subscribers, reflecting the addition of 74,450 new IPTV customers

Year to date 2014, BCE added 329,648 net new growth service customers, representing a 2.7% increase over the same period last year. This consisted of:

  193,834 postpaid wireless customers, offset partly by the loss of 83,736 prepaid wireless customers
  108,380 high-speed Internet customers
  111,170 TV subscribers, reflecting the addition of 199,960 new IPTV customers

NAS net losses were 108,051 in Q3 2014 and 371,711 on a year-to-date basis, representing improvements of 10.8% and 8.5%, respectively, over the corresponding periods in 2013.

Total BCE customer connections across all services decreased 0.6%, year over year, due to the continued, but moderating, decline in legacy wireline NAS lines. At September 30, 2014, BCE served a total of:

  8,035,130 wireless customers, up 1.1%, which included 6,991,927 postpaid customers, an increase of 2.8% since the end of Q3 2013
  3,245,016 high-speed Internet customers, up 4.2% from Q3 2013
  2,600,418 total TV customers, up 6.7%, which included 857,473 IPTV customers, an increase of 47.2% compared to Q3 2013
  7,223,858 total wireline NAS lines, a decrease of 6.6% from Q3 2013

8 BCE Inc. 2014 Third Quarter Shareholder Report

2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2.3 OPERATING REVENUES

	Q3 2014	Q3 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Bell Wireless	1,598	1,493	105	7.0%	4,592	4,344	248	5.7%
Bell Wireline	2,465	2,482	(17)	(0.7%)	7,412	7,496	(84)	(1.1%)
Bell Media	665	664	1	0.2%	2,148	1,736	412	23.7%
Inter-segment eliminations	(121)	(115)	(6)	(5.2%)	(358)	(280)	(78)	(27.9%)
Bell	4,607	4,524	83	1.8%	13,794	13,296	498	3.7%
Bell Aliant	699	696	3	0.4%	2,057	2,071	(14)	(0.7%)
Inter-segment eliminations	(111)	(121)	10	8.3%	(337)	(349)	12	3.4%
Total BCE operating revenues	5,195	5,099	96	1.9%	15,514	15,018	496	3.3%

BCE

Total operating revenues for BCE were up 1.9% in the third quarter of 2014, reflecting higher revenues at Bell and Bell Aliant. In the first nine months of 2014, BCE revenues were up 3.3%, due to higher revenues at Bell, offset partly by lower year-over-year revenues at Bell Aliant.

BELL

Bell operating revenues increased 1.8% in Q3 2014, comprised of service revenues of $4,245 million, which were 2.2% higher than in Q3 2013, and product revenues of $362 million, which decreased 2.7% compared to third quarter of last year. Higher Bell operating revenues were driven by a year-over-year increase at Bell Wireless, moderated by lower revenues at Bell Wireline compared to Q3 2013. Bell Media revenues in the quarter remained essentially unchanged over last year.

Year to date, operating revenues for Bell grew 3.7%. This consisted of service revenues of $12,715 million, representing a 4.3% increase over the first nine months of 2013, reflecting strong growth at both Bell Wireless and Bell Media, which included the acquisition of Astral. Product revenues totalled $1,079 million, down 2.6% compared to the same period last year, as a result of lower wireline data product and equipment sales.

BELL WIRELESS

Revenues increased 7.0% this quarter and 5.7% year to date, as a result of a larger postpaid customer base and higher blended ARPU that was driven by growth in data usage attributable to increased smartphone adoption and higher average monthly rates.

BELL WIRELINE

Revenues decreased 0.7% and 1.1% in the third quarter and first nine months of 2014, respectively, reflecting the ongoing decline in legacy voice and data revenues, competitive pricing pressures in our business and wholesale markets, and decreased business data product sales. Higher Internet and TV service revenues, as well as growth in IP broadband connectivity revenues, moderated the year-over-year decline in Bell Wireline revenues.

BELL MEDIA

Revenues were relatively unchanged year over year, increasing 0.2% in Q3 2014, as growth in subscriber revenues from the flow-through of market-based rate increases primarily for certain Bell Media specialty services was offset largely by decreased advertising revenues due to general softness in the overall TV advertising market. Year to date, Bell Media revenues were 23.7% higher than the first nine months of 2013, due mainly to the acquisition of Astral on July 5, 2013.

BELL ALIANT

Revenues were up slightly this quarter, increasing 0.4% over Q3 2013, as growth in Internet, TV and other IP broadband connectivity service revenues exceeded the decline in local and access, long distance and equipment and other revenues. The increase reflects growth in Internet and TV revenues driven by higher ARPU and customer growth, which was mitigated by intense competitive pricing pressures in both consumer and business markets and continued migration of customers to wireless and IP-based technologies. Conversely, in the first nine months of 2014, revenues were down 0.7% compared to the same period last year.

BCE Inc. 2014 Third Quarter Shareholder Report 9

2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2.4 OPERATING COSTS

	Q3 2014	Q3 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Bell Wireless	(914)	(876)	(38)	(4.3%)	(2,613)	(2,533)	(80)	(3.2%)
Bell Wireline	(1,533)	(1,559)	26	1.7%	(4,597)	(4,636)	39	0.8%
Bell Media	(483)	(465)	(18)	(3.9%)	(1,606)	(1,283)	(323)	(25.2%)
Inter-segment eliminations	121	115	6	5.2%	358	280	78	27.9%
Bell	(2,809)	(2,785)	(24)	(0.9%)	(8,458)	(8,172)	(286)	(3.5%)
Bell Aliant	(382)	(372)	(10)	(2.7%)	(1,112)	(1,104)	(8)	(0.7%)
Inter-segment eliminations	111	121	(10)	(8.3%)	337	349	(12)	(3.4%)
Total BCE operating costs	(3,080)	(3,036)	(44)	(1.4%)	(9,233)	(8,927)	(306)	(3.4%)

BCE

Total operating costs increased 1.4% and 3.4% in the third quarter and first nine months of 2014, respectively, driven by higher operating costs at both Bell and Bell Aliant.

BELL

Consistent with growth in operating revenues, total Bell operating costs increased 0.9% this quarter and 3.5% year to date, due mainly to higher operating costs in our Bell Media and Bell Wireless segments, offset partly by lower operating costs at Bell Wireline. Year to date, operating costs also increased due to the Astral acquisition.

(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(2)	Labour costs include wages, salaries, and related taxes and benefits; post-employment benefit plans service cost (net of capitalized amounts); and other labour costs, including contractor and outsourcing costs.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, Information Technology (IT) costs, professional service fees and rent.

10 BCE Inc. 2014 Third Quarter Shareholder Report

2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

BELL WIRELESS

The 4.3%, or $38 million, year-over-year increase in operating costs this quarter, and the 3.2%, or $80 million, increase in the first nine months of 2014 reflected:

  Higher investment in customer retention spending reflecting a greater number of subsidized smartphone upgrades
  Increased network operating costs attributable to LTE network expansion and usage
  Higher payments to other carriers due to greater data usage volume
  Increased marketing expenses in the first quarter of 2014 for advertising during the Sochi 2014 Winter Olympics, which contributed to the year-over-year increase in the first nine months of 2014.

These factors were offset partly by:

  Decreased labour costs, reflecting reduced customer call volumes, lower advertising costs this quarter, and decreased bad debt expense.

In addition, although subscriber acquisition costs in Q3 2014 were slightly higher, year over year, due to a greater postpaid customer mix and the sale of more expensive smartphones, year-to-date subscriber acquisition costs declined in 2014, reflecting fewer gross activations compared to last year and promotional pricing discipline.

BELL WIRELINE

Operating costs in Q3 2014 were lower by $26 million, or 1.7% year over year, and $39 million, or 0.8%, year to date 2014.

The year-over-year improvements can be attributed to:

  Lower cost of goods sold, due to decreased data product and equipment sales
  Lower network operating costs consistent with a growing broadband fibre infrastructure
  Lower bad debt expense
  Lower post-employment benefit plans service cost resulting from a higher discount rate used in 2014 compared to 2013 to value post-employment benefit obligations
  Lower labour costs, due to a reduction in outsourced labour requirements, and decreased payments to other carriers

Additionally, on a year-to-date basis, a charge recorded in Q1 2013 related to a CRTC decision in respect of our wholesale high-speed access services business that did not recur this year also contributed to more than offsetting the increase in operating costs.

These factors were partly offset by:

  Higher programming costs for Bell TV, due to a higher number of subscribers, increased content rates and multi-platform costs
  Increased costs to support more Fibe TV and Internet subscribers
  Higher marketing, sales and installation costs related to new residential customer acquisition

BELL MEDIA

Operating costs increased 3.9%, or $18 million, in Q3 2014, mainly as a result of higher costs related to renegotiated or newly secured sports broadcast rights. In the first nine months of 2014, operating costs were 25.2%, or $323 million, higher compared to the same period last year, due mainly to the acquisition of Astral, and increased costs for sports broadcast rights. Cost synergies realized from the integration of Astral into Bell Media moderated the year-over-year increase in Bell Media operating costs in 2014.

BELL ALIANT

Operating costs were higher, year over year, increasing 2.7%, or $10 million, in the third quarter of 2014 and 0.7%, or $8 million, in the first nine months of 2014. The year-over-year increases reflected higher IPTV content costs, increased marketing and sales costs driven by greater promotions and advertising, as well as storm-related clean-up costs in Q3 2014. These factors were partly offset by the favourable impact of lower labour costs from ongoing workforce restructuring, negotiated reductions in payments to other carriers, and lower post-employment benefit plans service cost from a higher discount rate used in 2014 compared to 2013 to value post-employment benefit obligations.

BCE Inc. 2014 Third Quarter Shareholder Report 11

2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2.5 ADJUSTED EBITDA

	Q3 2014	Q3 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Bell Wireless	684	617	67	10.9%	1,979	1,811	168	9.3%
Bell Wireline	932	923	9	1.0%	2,815	2,860	(45)	(1.6%)
Bell Media	182	199	(17)	(8.5%)	542	453	89	19.6%
Total Bell Adjusted EBITDA	1,798	1,739	59	3.4%	5,336	5,124	212	4.1%
Bell Adjusted EBITDA margin	39.0%	38.4%		0.6%	38.7%	38.5%		0.2%
Bell Aliant	317	324	(7)	(2.2%)	945	967	(22)	(2.3%)
Total BCE Adjusted EBITDA	2,115	2,063	52	2.5%	6,281	6,091	190	3.1%
BCE Adjusted EBITDA margin	40.7%	40.5%		0.2%	40.5%	40.6%		(0.1%)

BCE

Adjusted EBITDA increased 2.5% this quarter and 3.1% year to date, yielding Adjusted EBITDA margins of 40.7% and 40.5% compared to 40.5% and 40.6%, respectively, in the third quarter and first nine months of 2013. The year-over-year improvement in Adjusted EBITDA was due to growth at Bell, offset partly by a decline at Bell Aliant.

BELL

Bell’s Adjusted EBITDA was 3.4% higher in the third quarter of 2014, driven by a strong year-over-year increase at Bell Wireless and positive growth at Bell Wireline, offset partly by lower Bell Media Adjusted EBITDA.

Year to date, Bell’s Adjusted EBITDA increased 4.1%, compared to the first nine months of 2013, as a result of higher Bell Wireless Adjusted EBITDA and our acquisition of Astral. This was moderated by lower Bell Wireline Adjusted EBITDA.

Bell’s consolidated Adjusted EBITDA margin increased to 39.0% this quarter and 38.7% year to date, compared to 38.4% and 38.5% in the same periods in 2013. This margin improvement was achieved as a result of the positive margin impact from the flow-through of higher year-over-year wireless ARPU, increasing Fibe TV scale and growth in three-product households, disciplined promotional spending, diminishing wireline voice erosion, and lower wireline operating costs.

BELL WIRELESS

Bell Wireless Adjusted EBITDA increased 10.9% in Q3 2014 and 9.3% in the first nine months of 2014, due to higher operating revenues, driven by a larger postpaid customer base and higher ARPU.

BELL WIRELINE

Bell Wireline Adjusted EBITDA increased 1.0% this quarter, as a result of lower year-over-year operating costs combined with a slower pace of revenue decline compared to Q3 2013.

Year to date, Bell Wireline Adjusted EBITDA declined 1.6% compared to the first nine months of 2013, due to:

  The ongoing loss of high-margin legacy voice and data revenues
  Competitive pricing pressures in our business and wholesale markets
  Increased TV programming costs
  The unfavourable impact on sales from decreased store traffic at The Source (Bell) Electronics Inc. (The Source) due to adverse winter weather conditions experienced in Q1 2014.

12 BCE Inc. 2014 Third Quarter Shareholder Report

2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

BELL MEDIA

Bell Media Adjusted EBITDA decreased 8.5% in Q3 2014, as a result of higher operating costs due mainly to higher content costs in our sports properties. Conversely, in the first nine months of 2014, Bell Media Adjusted EBITDA increased 19.6% over last year, reflecting the incremental financial contribution from the acquisition of Astral on July 5, 2013.

BELL ALIANT

Bell Aliant’s Adjusted EBITDA decreased 2.2% in the third quarter of 2014 and 2.3% in the first nine months of 2014, due to higher operating costs partly offset by marginally higher operating revenues compared to last year.

2.6 SEVERANCE, ACQUISITION AND OTHER COSTS

2014

Severance, acquisition and other costs of $66 million in the third quarter of 2014 and $158 million on a year-to-date basis included:

  Severance costs related to voluntary and involuntary workforce reduction initiatives of $20 million in Q3 2014 and $61 million on a year-to-date basis
  Acquisition and other charges of $46 million in Q3 2014 and $97 million on a year-to-date basis, including $15 million relating to an additional CRTC tangible benefits obligation as part of our acquisition of Astral, as well as costs related to the purchase or sale of a business, such as legal and financial advisory fees, employee severance costs and the costs to integrate acquired companies into Bell’s operations, when the integration costs are significant.

2013

Severance, acquisition and other costs of $297 million in the third quarter of 2013 and $358 million on a year-to-date basis included:

  Severance costs related to voluntary and involuntary workforce reduction initiatives of $29 million in Q3 2013 and $82 million on a year-to-date basis
  Acquisition and other costs of $268 million in the third quarter of 2013 and $276 million on a year-to-date basis, which included $230 million relating to the CRTC tangible benefits obligation that we were ordered to pay over seven years to benefit the Canadian broadcasting system as part of our acquisition of Astral

2.7 DEPRECIATION AND AMORTIZATION

DEPRECIATION

Depreciation in the third quarter and on a year-to-date basis in 2014 increased $56 million and $107 million, respectively, compared to the same periods in 2013. This was due mainly to a higher depreciable asset base as we continued to invest in our broadband and wireless networks, and our IPTV service, and a reduction in useful lives of certain network assets, as described in section 8.1, Our Accounting Policies – Change in Accounting Estimates. Year to date, depreciation expense also increased due to our acquisition of Astral on July 5, 2013.

AMORTIZATION

Amortization in the third quarter and on a year-to-date basis in 2014 decreased $46 million and $32 million, respectively, compared to the same periods in 2013 due mainly to an increase in useful lives of certain IT software assets from 5 to 7 years, as described in section 8.1, Our Accounting Policies – Change in Accounting Estimates, partly offset by a higher net asset base. Year to date, amortization expense also increased due to the acquisition of Astral on July 5, 2013.

Included in operating costs is amortization expense relating to the fair value of certain programming rights, resulting from the allocation of the purchase price for Bell Media, of $2 million in the third quarter of 2014 and $39 million on a year-to-date basis, compared to $2 million in Q3 2013 and $36 million year to date in 2013.

BCE Inc. 2014 Third Quarter Shareholder Report 13

2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2.8 FINANCE COSTS

INTEREST EXPENSE

Interest expense in the third quarter of 2014 decreased $15 million mainly as a result of lower average interest rates, partly offset by higher average debt levels.

On a year-to-date basis, interest expense remained stable, as a result of higher average debt levels primarily related to our acquisition of Astral offset by lower average interest rates and capitalized interest.

INTEREST ON POST-EMPLOYMENT BENEFIT OBLIGATIONS

Interest on our post-employment benefit obligations is based on market conditions that existed at the beginning of the year. As a result of an increase in market interest rates on January 1, 2014, we increased our discount rate to 4.9% from 4.4% in 2013.

In the third quarter and on a year-to-date basis in 2014, interest on post-employment benefit obligations decreased by $13 million and $37 million, respectively, compared to the same periods last year. The decrease is due to a lower post-employment benefit obligation as a result of the higher discount rate.

The impacts of changes in market conditions on the post-employment benefit obligation during the year are recognized in other comprehensive income (OCI).

2.9 OTHER INCOME (EXPENSE)

2014

Other income of $2 million in the third quarter of 2014 included net mark-to-market gains of $20 million on derivatives used as economic hedges of share-based compensation and United States (U.S.) dollar purchases, offset by losses on disposal of software, plant and equipment of $13 million and $8 million of losses from our equity investments.

Other income of $76 million in the first nine months of 2014 included dividend income of $42 million from earnings generated in trust prior to the divestiture of Bell Media assets held for sale, net mark-to-market gains of $36 million on derivatives used as economic hedges of share-based compensation and U.S. dollar purchases and $16 million from gains on investments. These were partially offset by losses on disposal of software, plant and equipment of $30 million.

2013

Other expense of $24 million in the third quarter of 2013 reflected a premium of $28 million paid on the early redemption of Series M-20 MTN debentures at Bell Canada and equity losses of $12 million, offset partly by net mark-to-market gains of $15 million on derivatives used as economic hedges.

Other expense of $7 million in the first nine months of 2013 was due to premiums of $55 million paid on the early redemptions of Bell Canada’s Series M-20 MTN debentures, Bell Canada’s Series EA debentures and Bell Aliant’s MTNs, and losses on disposal and retirement of software, plant and equipment of $24 million. These were partly offset by a $36 million distribution of a pension surplus and net mark-to-market gains of $32 million on derivatives used as economic hedges.

2.10 INCOME TAXES

Income taxes in the third quarter and on a year-to-date basis in 2014 represented an increase of $76 million and $106 million, respectively, compared to the same periods last year, due to higher taxable income in 2014. On a year-to-date basis, the increase in income taxes was also attributable to the lower value of uncertain tax positions favourably resolved in 2014 compared to 2013.

2.11 NET EARNINGS AND EPS

Net earnings attributable to common shareholders in the third quarter and in the first nine months of 2014 increased by $257 million, or $0.33 per common share, and $341 million, or $0.43 per common share, respectively. The increases were due to lower severance, acquisition and costs in 2014, higher Adjusted EBITDA, lower amortization, dividend income from divested assets, and lower premiums on early redemption of debt in 2014, partly offset by higher depreciation expense and higher income taxes. Year to date, net earnings attributable to common shareholders were also offset partly by a distribution of a pension surplus in 2013.

Excluding the impact of severance, acquisition and other costs, net gains on investments, and premiums on early redemption of debt, Adjusted net earnings in the third quarter of 2014 was $648 million, or $0.83 per common share, compared to $584 million, or $0.75 per common share for the same period last year. Adjusted net earnings in the first nine months of 2014 was $1,914 million, or $2.46 per common share, compared to $1,777 million, or $2.29 per common share for the first nine months of 2013.

14 BCE Inc. 2014 Third Quarter Shareholder Report

3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

3.1 BELL WIRELESS

KEY BUSINESS DEVELOPMENTS

4G LTE NETWORK SPEEDS INCREASED

Our 4G LTE network speeds have been increased by up to 45%, giving Bell Mobility and Virgin Mobile customers faster mobile access to the Internet and apps like mobile TV. Download speeds have increased from up to 75 Megabits per second (Mbps) (expected average 12-25 Mbps) to up to 110 Mbps (expected average 14-36 Mbps), with speeds as high as 150 Mbps (expected average 18-40 Mbps) available in some locations. Current 4G LTE network coverage of 84% of the national population is expected to grow to more than 98% with service rollouts to small towns, rural locations and Canada’s North by the end of 2015.

CONTINUED ROLLOUT OF 4G WIRELESS SERVICE IN CANADA’S NORTH

In October 2014, Bell Mobility launched 4G wireless service in partnership with the Government of Yukon in a number of Yukon communities as part of Northwestel Inc.’s $233 million Modernization Plan. Launched in 2013, the Modernization Plan is delivering advanced Internet and wireless services to consumers in all three of Canada’s territories. Together, Bell Mobility and the Yukon government are investing approximately $2.6 million over the next four years to support the launch of 13 new wireless sites that will provide 4G service to additional communities across the Yukon.

MOBILE PAYMENT SERVICE LAUNCHED WITH DESJARDINS GROUP

On September 3, 2014, Desjardins Group (Desjardins) announced the launch of its new mobile payment service, Desjardins Mobile Payment, with a number of wireless carriers, including Bell Mobility and Virgin Mobile. This service enables Desjardins clients, who are also Visa Desjardins credit or prepaid cardholders, to pay for everyday purchases with devices that support Near Field Communications (NFC) technology at merchant locations accepting Visa payWave contactless technology. Bell customers will be able to use the Desjardins Mobile application on a number of smartphones, which currently include the Samsung Galaxy S5, Samsung Galaxy S4/Mini, Samsung Galaxy S III, Samsung Galaxy Note II/III, HTC One and Blackberry 9900, with additional devices to be added in the coming months.

NEW LTE SMARTPHONES AND TABLETS JOIN BELL DEVICE LINEUP

We continued to bring customers the latest in wireless devices with the introduction of a number of new 4G LTE smartphones and tablets from all the leading handset manufacturers. With the launch of the Apple iPhone 6 and iPhone 6 Plus, as well as the newest devices from Samsung (Galaxy Alpha, Galaxy Tab S LTE, Core, S5 Active), Sony (Xperia T3, Xperia Z2 Tablet), Blackberry (Passport), LG (G3), Alcatel (OneTouch Idol 2S), and ZTE (Grand X), Bell has a broad choice of LTE smartphones across all platforms.

In Q3 2014, we also introduced the Easy Purchase plan, an instalment program for tablet purchases for existing Bell Mobility customers, who can now spread a portion of the cost of a new tablet over 2 years, when paired with a tablet plan.

NEW PROGRAM LAUNCHED TO PROVIDE BETTER CUSTOMER REPAIR EXPERIENCE

During the quarter, we launched Device Hub, a new pilot program that integrates the in-store process with other Bell systems for a more seamless repair service. Device Hub reduces the number of tools and amount of time needed to create and process repair tickets by linking up multiple systems to auto-populate Bell customer information, track the stock of loaner phones, and reduce courier processing times. The program also makes it possible for customers to see the status of their repairs on MyBell.ca. The program is expected to be extended to many Bell and Virgin locations starting in Q4 2014.

BCE Inc. 2014 Third Quarter Shareholder Report 15

3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

FINANCIAL PERFORMANCE ANALYSIS

2014 PERFORMANCE HIGHLIGHTS

## BELL WIRELESS
REVENUES
(IN $ MILLIONS)

$1,493
$1,598
Service
Product
93%
7%
93%
7%
+7.0%
Q3 2013
Q3 2014

## BELL WIRELESS
ADJUSTED EBITDA
(IN $ MILLIONS)
(% SERVICE ADJUSTED EBITDA MARGIN)

$617 in
Q3 2013
45.0%
$684 in
Q3 2014
46.6%
+10.9%

## BELL WIRELESS
REVENUES
(IN $ MILLIONS)

$4,344
$4,592
Service
Product
93%
7%
93%
7%
+5.7%
YTD 2013
YTD 2014

## BELL WIRELESS
ADJUSTED EBITDA
(IN $ MILLIONS)
(% SERVICE ADJUSTED EBITDA MARGIN)

$1,811
YTD 2013
45.2%
$1,979
YTD 2014
46.7%
+9.3%

## POSTPAID SUBSCRIBER GROWTH
+2.8%
Q3 2014 VS. Q3 2013

## POSTPAID NET ACTIVATIONS
90,976
IN Q3 2014

## POSTPAID CHURN IN Q3 2014
1.20%
FLAT TO Q3 2013

## BLENDED ARPU
PER MONTH

Q3 2014: $61.73
Q3 2013: $58.30

+5.9%

## SMARTPHONE PENETRATION
OF POSTPAID SUBSCRIBERS

Q3 2014: 75%
Q3 2013: 69%

+6pts

16 BCE Inc. 2014 Third Quarter Shareholder Report

3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

BELL WIRELESS RESULTS

REVENUES

	Q3 2014	Q3 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Service	1,468	1,372	96	7.0%	4,236	4,003	233	5.8%
Product	117	106	11	10.4%	316	298	18	6.0%
Total external revenues	1,585	1,478	107	7.2%	4,552	4,301	251	5.8%
Inter-segment revenues	13	15	(2)	(13.3%)	40	43	(3)	(7.0%)
Total Bell Wireless revenues	1,598	1,493	105	7.0%	4,592	4,344	248	5.7%

Bell Wireless operating revenues increased 7.0% in the third quarter of 2014 and 5.7% in the first nine months of 2014, as a result of higher service and product revenues compared to the same periods in 2013.

  Service revenues were up 7.0% this quarter and 5.8% year to date. The increases reflect a greater number of postpaid subscribers in our customer base this year and blended ARPU growth attributable to higher average monthly rates and increased data usage resulting from higher smartphone penetration, and broader 4G LTE network coverage and network speeds. Lower wireless voice revenues, due mainly to the prevalence of unlimited nationwide talk plans and substitution for data applications, moderated year-over-year growth.
  Wireless data revenues grew by 23.9% in Q3 2014 and 20.9% year to date, while wireless voice revenues decreased 5.0% and 4.4% in the same respective periods.
  Product revenues were up 10.4% and 6.0% in the third quarter and first nine months of 2014, respectively, due to a higher number of handset upgrades compared to last year and a greater number of higher-end smartphone devices in our sales mix.

OPERATING COSTS AND ADJUSTED EBITDA

	Q3 2014	Q3 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Operating Costs	(914)	(876)	(38)	(4.3%)	(2,613)	(2,533)	(80)	(3.2%)
Adjusted EBITDA	684	617	67	10.9%	1,979	1,811	168	9.3%
Total Adjusted EBITDA margin	42.8%	41.3%		1.5%	43.1%	41.7%		1.4%
Service Adjusted EBITDA margin	46.6%	45.0%		1.6%	46.7%	45.2%		1.5%

Bell Wireless operating costs increased 4.3% in the third quarter of 2014 and 3.2% year to date as a result of:

  Higher investment in customer retention spending that reflected a greater number of subsidized smartphone upgrades
  Higher payments to other carriers due to greater data usage volume
  Increased network operating costs attributable to LTE network expansion and usage.

Additionally, increased marketing costs in the first quarter of 2014 for advertising during the Sochi 2014 Winter Olympics, contributed to the year-over-year increase in the first nine months of 2014.

These factors were offset partly by:

  Decreased labour costs, reflecting reduced customer call volumes, lower bad debt expense, and lower advertising costs in Q3 2014.

In addition, although subscriber acquisition costs in Q3 2014 were slightly higher, year over year, due to a greater postpaid customer mix and the sale of more expensive smartphones, year-to-date subscriber acquisition costs declined in 2014, reflecting fewer gross activations compared to last year and promotional pricing discipline.

Bell Wireless Adjusted EBITDA increased 10.9% in the third quarter of 2014 and 9.3% in the first nine months of 2014, driven by higher operating revenues, as described previously, and disciplined spending on postpaid subscriber acquisition, offset partly by higher customer retention and data roaming costs. As a result of the high flow-through of revenues to Adjusted EBITDA, Bell Wireless Adjusted EBITDA margin, based on wireless service revenues, expanded to 46.6% this quarter and 46.7% year to date from 45.0% and 45.2% in the same respective periods last year.

BCE Inc. 2014 Third Quarter Shareholder Report 17

3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

BELL WIRELESS OPERATING METRICS

	Q3 2014	Q3 2013	CHANGE	% CHANGE	YTD 2014	YTD 2013	CHANGE	% CHANGE
Blended ARPU ($/month)	61.73	58.30	3.43	5.9%	59.71	57.03	2.68	4.7%
Gross activations	423,833	438,722	(14,889)	(3.4%)	1,158,907	1,231,586	(72,679)	(5.9%)
Postpaid	326,708	333,081	(6,373)	(1.9%)	893,864	964,269	(70,405)	(7.3%)
Prepaid	97,125	105,641	(8,516)	(8.1%)	265,043	267,317	(2,274)	(0.9%)
Net activations	83,106	89,459	(6,353)	(7.1%)	108,859	124,068	(15,209)	(12.3%)
Postpaid	90,976	102,714	(11,738)	(11.4%)	191,126	258,601	(67,475)	(26.1%)
Prepaid	(7,870)	(13,255)	5,385	40.6%	(82,267)	(134,533)	52,266	38.8%
Blended churn % (average per month)	1.45%	1.50%		0.05%	1.50%	1.60%		0.10%
Postpaid	1.20%	1.20%		0.00%	1.20%	1.24%		0.04%
Prepaid	3.12%	3.27%		0.15%	3.43%	3.60%		0.17%
Subscribers	7,887,193	7,805,100	82,093	1.1%	7,887,193	7,805,100	82,093	1.1%
Postpaid	6,868,818	6,683,646	185,172	2.8%	6,868,818	6,683,646	185,172	2.8%
Prepaid	1,018,375	1,121,454	(103,079)	(9.2%)	1,018,375	1,121,454	(103,079)	(9.2%)
Cost of acquisition (COA) ($/subscriber)	421	403	(18)	(4.5%)	422	403	(19)	(4.7%)

Blended ARPU increased 5.9% in the third quarter and 4.7% in the first nine months of 2014. The increases reflected growth in postpaid ARPU, due to disciplined promotional pricing in the quarter, greater data usage driven by a higher proportion of postpaid customers using smartphones and other data devices along with increased traffic on our 4G LTE network, the impact of higher rate plan pricing, and a higher percentage of postpaid customers in our total subscriber base. This was partly offset by lower voice ARPU compared to the same period last year as customers continue to substitute voice with data services.

  Data ARPU grew 22.6% this quarter and 19.6% year to date, as a result of rate plan increases and an increase in smartphones and other data devices such as tablets that are driving increased use of e-mail, web browsing, social networking, text messaging, mobile TV, picture and video messaging as well as entertainment services such as video streaming, music downloads, and gaming. In addition, the rollout of increased 4G LTE network speeds in August of this year also contributed to the growth in data ARPU. The impact of richer rate plans with higher data usage thresholds, and lower roaming rates, as well as increasing data usage by customers of wireless fidelity (Wi-Fi) hotspots moderated the year-over-year growth in data ARPU.
  Voice ARPU declined 6.1% in Q3 2014 and 5.4% in the first nine months of this year, mainly as a result of greater use of included-minute rate plans for both local and long distance calling, competitive pricing pressures and lower overall voice usage as customers substitute voice services with data features and services.

Total gross wireless activations decreased 3.4% in the third quarter and 5.9% in the first nine months of 2014 due to both lower postpaid and prepaid activations.

  Postpaid gross activations decreased 1.9% this quarter. This result represents an improvement in the year-over-year decline, compared to previous quarters since Q2 2013, due to the moderating impact of higher rate plan pricing driven by the move from three-year to two-year contracts in August 2013 following implementation of the mandatory code of conduct for providers of retail mobile wireless voice and data services in Canada (Wireless Code). The decrease was further offset by the favourable impact of the Apple iPhone 6 launch in September of this year. In the first nine months of 2014, postpaid gross activations decreased 7.3% mainly as a result of the industry’s shift to two-year contracts following implementation of the Wireless Code.
  Prepaid gross activations decreased by 8,516 subscribers in the third quarter of 2014 and 2,274 subscribers in the first nine months of 2014.

Smartphone adoption represented 72% of total postpaid gross activations in both the third quarter and first nine months of 2014, compared to 74% and 72%, respectively in the same periods last year. The percentage of postpaid subscribers with smartphones increased to 75% at September 30, 2014 compared to 69% at the end of Q3 2013.

Blended wireless churn improved by 0.05% in the third quarter of 2014 to 1.45% and 0.10% in the first nine months of 2014 to 1.50%. The improvement in our blended churn rate can be attributed to a greater percentage of postpaid subscribers in our total subscriber base compared to last year as postpaid customers typically have a lower churn rate than prepaid customers. Prepaid churn also improved year over year as a result of lower deactivations.

  Postpaid churn remained stable at 1.20% in the third quarter of 2014 and improved 0.04% to 1.20% year to date, compared to the same periods last year, despite promotions from other incumbents and newer entrants, and the increased activity from the Apple iPhone 6 launch, reflecting the positive impact of our customer retention strategies.
  Prepaid churn improved 0.15% this quarter and 0.17% year to date to 3.12% and 3.43% respectively, as a result of marketing initiatives that resulted in fewer customer deactivations compared to the same periods in 2013.

Postpaid net activations decreased 11.4% in the third quarter of 2014 and 26.1% in the first nine months of 2014 as a result of lower gross activations as described previously and a higher number of customer deactivations.

Prepaid net customer losses improved 40.6% this quarter and 38.8% year to date, due to fewer customer deactivations year over year, partly offset by lower gross activations as described previously.

18 BCE Inc. 2014 Third Quarter Shareholder Report

3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

Wireless subscribers at September 30, 2014 totalled 7,887,193, representing an increase of 1.1% since the end of the third quarter of 2013. The proportion of Bell Wireless customers subscribing to postpaid service increased to 87% in Q3 2014 from 86% in Q3 2013.

COA per gross activation increased $18 in Q3 2014 and $19 for the first nine months of 2014 to $421 and $422, respectively, due to a higher mix of postpaid customer activations and the sale of more expensive smartphones. During the first nine months of 2014, the COA per gross activation was further impacted by higher advertising costs largely due to increased spending for the Sochi 2014 Winter Olympics.

Retention costs as a percentage of service revenue increased to 10.2% in both Q3 and in the first nine months of 2014 from 9.3% and 9.6% in the same respective periods last year. This was primarily a result of a greater number of customer upgrades combined with an increased mix of more expensive smartphone models.

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2013 Annual MD&A, as updated or supplemented in the BCE 2014 First Quarter MD&A, the BCE 2014 Second Quarter MD&A, and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business Segment Analysis, as well as the economic and market assumptions referred to in section 1.4, Assumptions, of this MD&A.

  Higher, but slowing, wireless industry penetration in Canada
  Maintaining Bell’s market share of incumbent wireless postpaid net activations
  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE devices and new data services
  Our ability to monetize increasing data usage and customer subscription to new data services
  Further expansion of our 4G LTE wireless network in rural areas and in more urban markets across Canada
  Ongoing technological improvements by handset manufacturers and faster data network speeds that allow customers to optimize the use of our services
  No material financial, operational and competitive consequences of adverse changes in regulations affecting our wireless business

BCE Inc. 2014 Third Quarter Shareholder Report 19

3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

3.2 BELL WIRELINE

KEY BUSINESS DEVELOPMENTS

FIBE TV FOOTPRINT EXPANDS TO 4.8 MILLION HOMES

We continued to expand our Fibe TV footprint in communities across Ontario and Québec, extending service to 173,000 additional premises during the quarter. At September 30, 2014, Bell’s IPTV footprint reached approximately 4.8 million households, up from 4.1 million at the end of Q3 2013.

NEW SERVICE CENTRE FOR BELL CUSTOMERS

On September 10, 2014, we announced the opening of a new call centre in Peterborough, Ontario to serve Bell residential and wireless customers. Part of Bell’s strategy to improve customer service, the investment of approximately $5 million will create an expected 400 new jobs in Peterborough. Since 2010, our wholly-owned subsidiary Nordia Inc. has opened or acquired eight call centres in communities across Canada to serve Bell customers.

FINANCIAL PERFORMANCE ANALYSIS

2014 PERFORMANCE HIGHLIGHTS

BELL WIRELINE
REVENUES
(IN $ MILLIONS)

$2,482
$2,465
Data
Local and access
Long distance
Equipment and other
60%
26%
7%
7%
62%
25%
7%
6%
(0.7%)
Q3 2013
Q3 2014

BELL WIRELINE
ADJUSTED EBITDA
(IN $ MILLIONS)
(% ADJUSTED EBITDA MARGIN)

$923 in Q3 2013
37.2%
$932 in Q3 2014
37.8%
1.0%

BELL WIRELINE
REVENUES
(IN $ MILLIONS)

$7,496
$7,412
Data
Local and access
Long distance
Equipment and other
60%
26%
7%
7%
62%
25%
7%
6%
(1.1%)
YTD 2013
YTD 2014

BELL WIRELINE
ADJUSTED EBITDA
(IN $ MILLIONS)
(% ADJUSTED EBITDA MARGIN)

$2,860 YTD 2013
38.2%
$2,815 YTD 2014
38.0%
(1.6%)

20 BCE Inc. 2014 Third Quarter Shareholder Report

3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

BELL WIRELINE RESULTS

REVENUES

	Q3 2014	Q3 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Data	1,470	1,426	44	3.1%	4,418	4,315	103	2.4%
Local and access	588	613	(25)	(4.1%)	1,786	1,891	(105)	(5.6%)
Long distance	163	184	(21)	(11.4%)	495	551	(56)	(10.2%)
Equipment and other	155	168	(13)	(7.7%)	451	485	(34)	(7.0%)
Total external revenues	2,376	2,391	(15)	(0.6%)	7,150	7,242	(92)	(1.3%)
Inter-segment revenues	89	91	(2)	(2.2%)	262	254	8	3.1%
Total Bell Wireline revenues	2,465	2,482	(17)	(0.7%)	7,412	7,496	(84)	(1.1%)

Bell Wireline operating revenues were down 0.7% in the third quarter of 2014 and 1.1% in the first nine months of this year, due to lower local and access, long distance and equipment and other revenues, partly offset by higher data revenues.

As a result of Fibe TV and Fibe Internet subscriber base growth, slowing voice revenue erosion, and price increases implemented in the past year, our Bell Residential Services unit delivered positive revenue growth for a fourth consecutive quarter in Q3 2014. This helped to largely offset the year-over-year revenue decline in our Bell Business Markets unit, reflecting a reduced demand for new NAS lines, competitive repricing pressures, as well as lower sales of business service solutions and data products to large enterprise customers.

  Data revenues increased 3.1% this quarter and 2.4% year to date, as a result of higher Internet and TV service revenues driven by Fibe customer growth, greater customer demand for higher bandwidth Internet service and price increases for all our residential services. Higher IP broadband connectivity revenues generated by our business and wholesale customers also contributed to the increase in data revenues. These factors were offset partly by a continued decline in basic legacy data revenues from ongoing customer migration to IP-based systems, pricing pressures in our residential, business and wholesale markets, and lower business data product and service solutions sales compared to last year.
  Local and access revenues declined 4.1% and 5.6%, respectively, in the third quarter and first nine months of 2014. The year-over-year decreases were due to the ongoing decline in local NAS lines driven by customer losses in the residential and business markets attributable to large business customer conversions to IP-based data services and networks from legacy voice services, technological substitution to wireless and Internet-based services, as well as competitive pricing pressures in our business and wholesale markets. However, the overall rate of local and access revenue erosion has moderated this year, due to the favourable impact of increases in monthly local rates combined with fewer residential NAS line losses compared to 2013.
  Long distance revenues decreased 11.4% this quarter and 10.2% year to date, reflecting fewer minutes of use by residential customers as a result of NAS line losses, technology substitution to wireless and over-the-top (OTT) Internet-based services, and ongoing rate pressures in our business and wholesale markets.
  Equipment and other revenues were down 7.7% in Q3 2014 and 7.0% in the first nine months of 2014, due to decreased voice equipment sales and lower consumer electronics equipment sales at The Source.
BCE Inc. 2014 Third Quarter Shareholder Report 21

3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

OPERATING COSTS AND ADJUSTED EBITDA

	Q3 2014	Q3 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Operating Costs	(1,533)	(1,559)	26	1.7%	(4,597)	(4,636)	39	0.8%
Adjusted EBITDA	932	923	9	1.0%	2,815	2,860	(45)	(1.6%)
Adjusted EBITDA margin	37.8%	37.2%		0.6%	38.0%	38.2%		(0.2%)

Bell Wireline operating costs in Q3 2014 were lower by $26 million, or 1.7%, year over year, and $39 million, or 0.8%, lower year to date. The year-over-year improvements can be attributed to:

  Lower cost of goods sold, due to decreased data product and equipment sales
  Lower network operating costs consistent with a growing broadband fibre infrastructure
  Lower bad debt expense
  Lower post-employment benefit plans service cost resulting from a higher discount rate used in 2014 compared to 2013 to value post-employment benefit obligations
  Lower labour costs, due to a reduction in outsourced labour requirements, and decreased payments to other carriers

Additionally, on a year-to-date basis, a charge recorded in Q1 2013 related to a CRTC decision in respect of our wholesale high-speed access services business that did not recur this year also contributed to more than offsetting the increase in operating costs.

These factors were offset largely by:

  Higher programming costs for Bell TV, due to a higher number of subscribers, increased content rates and multi-platform costs
  Increased costs to support more Fibe TV and Internet subscribers
  Higher marketing, sales and installation costs related to new residential customer acquisition.

Bell Wireline Adjusted EBITDA increased 1.0% in Q3 2014, with a corresponding margin improvement to 37.8% from 37.2% in Q3 2013, driven by the growing Adjusted EBITDA contribution from growth in TV, residential Internet and IP broadband connectivity revenues, the slower pace of voice revenue decline, and lower operating costs compared to last year.

Year to date, Bell Wireline Adjusted EBITDA declined 1.6%, resulting in a slightly lower margin of 38.0% compared to 38.2% in first nine months of 2013. The year-over-year decrease was due to the ongoing loss of higher-margin voice and legacy data revenues, sustained competitive pricing pressures in our business and wholesale markets, as well as increased TV programming and content costs. The unfavourable impact of adverse winter weather conditions experienced in Q1 2014 on store sales at The Source also contributed to the year-over-year decrease.

BELL WIRELINE OPERATING METRICS

Data

High-Speed Internet

	Q3 2014	Q3 2013	CHANGE	% CHANGE	YTD 2014	YTD 2013	CHANGE	% CHANGE
High-Speed Internet net activations	49,555	35,634	13,921	39.1%	68,820	42,032	26,788	63.7%
High-Speed Internet subscribers	2,253,363	2,168,853	84,510	3.9%	2,253,363	2,168,853	84,510	3.9%

High-Speed Internet subscriber net activations increased by 13,921 to 49,555 in Q3 2014 and by 26,788 to 68,820 in the first nine months of 2014. The year-over-year increases were driven by the pull-through of Bell Fibe TV customer activations, higher student activations and higher wholesale customer gains, partly offset by higher residential customer churn in Q3 2014 attributable largely to aggressive offers for service bundles from the cable competitors. The year-to-date growth in high-speed Internet net activations was favourably impacted by lower residential customer churn, mainly due to a higher percentage of subscribers on higher-speed fibre-based Internet service, which typically has a lower customer churn rate compared to subscribers on digital subscriber line (DSL) service.

High-Speed Internet subscribers at September 30, 2014 totalled 2,253,363, up 3.9% from the end of the third quarter of 2013.

TV

	Q3 2014	Q3 2013	CHANGE	% CHANGE	YTD 2014	YTD 2013	CHANGE	% CHANGE
Net subscriber activations	24,494	46,685	(22,191)	(47.5%)	74,015	86,261	(12,246)	(14.2%)
Fibe TV	61,519	72,813	(11,294)	(15.5%)	162,732	170,831	(8,099)	(4.7%)
Total subscribers	2,352,448	2,242,244	110,204	4.9%	2,352,448	2,242,244	110,204	4.9%
Fibe TV	642,162	419,129	223,033	53.2%	642,162	419,129	223,033	53.2%

Fibe TV net subscriber activations decreased by 11,294 to 61,519 in Q3 2014, compared to the same period in 2013 and by 8,099 to 162,732 in the first nine months of the year compared to last year, due to aggressive offers for service bundles from the cable competitors, which impacted gross activations and deactivations. The year-over-year decrease in Fibe TV net activations also reflected less IPTV footprint expansion compared to the previous year, the benefit in the previous year from the launch of wireless receivers, and fewer migrations from satellite TV.

Satellite TV net customer losses increased 41.7% to 37,025 in the third quarter of 2014 primarily as a result of a lower number of retail activations driven by aggressive offers from cable TV competitors in our service areas where Fibe TV is not available, as well as lower wholesale activations due to the roll-out of IPTV service by other competing wholesale providers in Western and Atlantic Canada. The increase in Satellite TV net customer losses was mitigated in part by lower retail customer deactivations and lower migrations to Fibe TV. In the first nine months of the year, total Satellite TV net customer losses increased by 4.9% to 88,717.

22 BCE Inc. 2014 Third Quarter Shareholder Report

3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

Total TV net subscriber activations (Fibe TV and Satellite TV combined) were down 47.5% to 24,494 in Q3 2014 and 14.2% to 74,015 in the first nine months of 2014, compared to the same periods in 2013, due to both lower Fibe TV and Satellite TV net activations as described previously.

Fibe TV subscribers at September 30, 2014 totalled 642,162 up 53.2% from 419,129 subscribers reported at the end of Q3 2013.

Satellite TV subscribers at September 30, 2014 totalled 1,710,286 down 6.2% from 1,823,115 subscribers at the end of Q3 2013.

Total TV subscribers (Fibe TV and Satellite TV combined) at September 30, 2014 equalled 2,352,448, representing a 4.9% increase since the end of the third quarter of 2013.

Local and Access

	Q3 2014	Q3 2013	CHANGE	% CHANGE	YTD 2014	YTD 2013	CHANGE	% CHANGE
NAS LINES
Residential	2,475,649	2,715,710	(240,061)	(8.8%)	2,475,649	2,715,710	(240,061)	(8.8%)
Business	2,484,292	2,622,298	(138,006)	(5.3%)	2,484,292	2,622,298	(138,006)	(5.3%)
Total	4,959,941	5,338,008	(378,067)	(7.1%)	4,959,941	5,338,008	(378,067)	(7.1%)
NAS NET LOSSES
Residential	(43,173)	(58,957)	15,784	26.8%	(176,780)	(224,604)	47,824	21.3%
Business	(31,854)	(28,526)	(3,328)	(11.7%)	(105,528)	(82,327)	(23,201)	(28.2%)
Total	(75,027)	(87,483)	12,456	14.2%	(282,308)	(306,931)	24,623	8.0%

NAS net losses improved 14.2% or by 12,456 lines, and 8.0% or by 24,623 lines, in the third quarter and first nine months of 2014, respectively, reflecting fewer residential NAS net losses, offset partly by a year-over-year increase in business access line losses.

Residential NAS net losses were 26.8%, or 15,784 lines, lower this quarter, and 21.3% or 47,824 lower in the first nine months of 2014. The year-over-year improvements reflected the pull-through impact of our Fibe TV service bundle offers, as well as reduced rates of residential NAS turnover in our Fibe TV service areas that reflect the operational benefit of continued IPTV footprint expansion in helping to drive greater NAS customer retention through the acquisition of three-product households. The improvement in residential NAS net losses was moderated by ongoing wireless and Internet-based technology substitution for local services.

Business NAS net losses increased 11.7%, or by 3,328 lines, in Q3 2014 and 28.2% or by 23,201 lines, in the first nine months of 2014. The year-over-year increases were due to higher deactivations among large business market customers related to ongoing customer conversion of voice lines to IP-based and wireless services, as well as the removal of a greater number of public payphones. Additionally, the relatively low level of new business formation and employment growth in the economy has resulted in continued soft demand for new access line installations. This was moderated by fewer wholesale customer losses.

NAS access lines at September 30, 2014 totalled 4,959,941 compared to 5,338,008 at the end of Q3 2013. This corresponds to an annualized rate of NAS erosion in our NAS customer base of 7.1%, down from 7.5% in Q3 2013, as a result of fewer NAS line losses year over year.

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2013 Annual MD&A, as updated or supplemented in the BCE 2014 First Quarter MD&A, the BCE 2014 Second Quarter MD&A, and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business Segment Analysis, as well as the economic and market assumptions referred to in section 1.4, Assumptions, of this MD&A.

  Increasing wireless and Internet-based technological substitution
  Aggressive residential service bundle offers from cable TV competitors in our local wireline areas
  Stabilizing residential NAS line erosion rate as we leverage our broadband investment in Fibe TV to drive three-product household penetration, increase our multiple-dwelling units (MDU) market share, and generate higher pull-through attach rates for our residential Internet and Home Phone services
  Higher revenue per household and flow-through of market-based price increases across residential products from increasing penetration of three-product households
  Faster pace of employment and economic growth compared to 2013
  Continued business customer migration to IP-based systems
  Ongoing competitive price pressures in our residential, business and wholesale markets
  Ability to realize cost savings from management workforce attrition and retirements, call centre efficiencies, field service productivity improvements, reduction in supplier contract rates, lower print and mail costs, content cost management and reducing traffic that is not on our own network
  Growing consumption of OTT TV services and streaming video, projected growth in TV Everywhere as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment.

BCE Inc. 2014 Third Quarter Shareholder Report 23

3	BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

3.3 BELL MEDIA

KEY BUSINESS DEVELOPMENTS

BELL MEDIA ACQUIRES HBO PROGRAMMING LIBRARY

On September 4, 2014, Bell Media announced a transaction with Home Box Office (HBO) for the exclusive Canadian multi-platform rights, including subscription video-on-demand (SVOD), to HBO’s off-air catalogue of TV programming. The acquisition represents more than 850 hours of past scripted programming, as well as hundreds of hours of HBO movies, documentaries and comedy and music specials. This agreement complements a multi-year, multi-platform transaction, also announced on September 4, that will see HBO Canada exclusively deliver, starting this fall, the entire past-season library of every HBO scripted series currently on air, representing nearly 700 hours of additional programming content.

BELL MEDIA TO LAUNCH NEW TV STREAMING SERVICE

On October 30, 2014, Bell Media announced it will soon launch a new TV streaming service. The service will feature TV programming from the present and past, including HBO’s programming library, on set-top boxes (STBs) and mobile, online and other platforms. The service is being offered to all Canadian TV providers, and Bell Media has already reached distribution agreements to deliver this innovative TV service on STBs to their TV customers across the country.

INVESTMENT IN NEW DIGITAL SOCIAL MEDIA PLATFORM

On October 1, 2014, Bell Media announced an investment in Canadian digital start-up Hubub, Inc. (Hubub). As a core part of our digital strategy, Bell Media has committed to a broad marketing campaign to promote Hubub.com and the Hubub mobile app, a new digital platform for exploring and discussing interests, across our leading media properties, and also has obtained the exclusive rights to monetize Hubub in Canada.

OLYMPIC GAMES BROADCAST PARTNERSHIP

Bell Media has entered into an agreement with the Canadian Broadcasting Corporation (CBC)/Radio-Canada to be the official sports specialty broadcaster for the PyeongChang 2018 Olympic Winter Games and the Tokyo 2020 Olympic Summer Games, delivering extensive coverage of premium sports content on its specialty sports TV services, The Sports Network (TSN) and Réseau des sports (RDS), as well as across its radio and digital properties. This agreement maintains Bell Media’s long tradition of being an Olympic broadcaster, which will continue with the upcoming Rio 2016 Olympic Summer Games.

24 BCE Inc. 2014 Third Quarter Shareholder Report

3	BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

FINANCIAL PERFORMANCE ANALYSIS

2014 PERFORMANCE HIGHLIGHTS

BELL MEDIA RESULTS

REVENUES

	Q3 2014	Q3 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Total external revenues	591	597	(6)	(1.0%)	1,928	1,591	337	21.2%
Inter-segment revenues	74	67	7	10.4%	220	145	75	51.7%
Total Bell Media revenues	665	664	1	0.2%	2,148	1,736	412	23.7%

Bell Media revenues were essentially unchanged this quarter, increasing 0.2% over Q3 2013, as revenue growth from higher negotiated subscriber fee rates charged to broadcasting distribution undertakings (BDUs) was largely offset by lower year-over-year advertising revenues. In the first nine months of 2014, Bell Media revenues grew 23.7%, due primarily to the acquisition of Astral, which contributed significantly to overall advertising and subscriber fee revenues.

Despite growth in full-day audience levels, advertising revenues in the third quarter, decreased, compared to the same periods last year, mainly as a result of:

  General market softness
  Increased spending for online services
  A shift in advertising dollars to the broadcaster of 2014 FIFA World Cup Soccer, contributing to declines in conventional and specialty TV advertising spend
  Lower digital advertising revenues, due to decreased site traffic.

BCE Inc. 2014 Third Quarter Shareholder Report 25

3	BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

In the first half of the year, revenues were positively impacted by the acquisition of Astral, which resulted in a year-to-date increase in advertising revenues.

Subscriber fee revenues both this quarter and year to date increased, compared to the same periods in 2013, due to the flow-through of market-based rate increases for Bell Media’s specialty services, and higher revenues generated from our new TV Everywhere GO products and mobile TV subscriber growth industry-wide. The acquisition of Astral also contributed to higher subscriber fee revenues in the first nine months of the year.

OPERATING COSTS AND ADJUSTED EBITDA

	Q3 2014	Q3 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Operating Costs	(483)	(465)	(18)	(3.9%)	(1,606)	(1,283)	(323)	(25.2%)
Adjusted EBITDA	182	199	(17)	(8.5%)	542	453	89	19.6%
Adjusted EBITDA margin	27.4%	30.0%		(2.6%)	25.2%	26.1%		(0.9%)

Bell Media operating costs increased 3.9% in Q3 2014, mainly as a result of higher costs related to renegotiated or newly secured sports broadcast rights. In the first nine months of 2014, operating costs were 25.2% higher compared to last year, due to the acquisition of Astral, and increased costs for sports broadcast rights. Cost synergies realized in 2014 from the integration of Astral into Bell Media moderated the year-to-date increase in Bell Media operating costs.

Bell Media Adjusted EBITDA decreased 8.5% in Q3 2014, as a result of higher operating costs due mainly to higher TV content costs particularly for sports broadcast rights. Conversely, in the first nine months of 2014, Adjusted EBITDA increased 19.6%, year over year, reflecting the incremental financial contribution from the acquisition of Astral.

BELL MEDIA OPERATING METRICS

  CTV broadcast 9 of the top 20 programs nationally, among total viewers, in the summer season and the top 2 programs (The Amazing Race Canada and Masterchef) among all key demographics
  In the key primetime hours of 7 to 11 pm, CTV’s average audience was 44% higher than its closest Canadian conventional TV competitor
  Record breaking success early in the Fall Season with CTV delivering the Top 5 most-watched programs across all key adult demographics. For the first time since the Fall of 2004, the Top 5 programs drew three million-plus audiences in the first two weeks.
  In the first 2 weeks of the Fall Season, CTV held 7 of the top 10 programs nationally across total viewers and 8 of the top 10 shows among viewers aged 25 to 54
  Bell Media’s specialty TV properties reached 85% of all English specialty and pay TV viewers, led by the top-rated sports (TSN), entertainment (Discovery) and pay TV (The Movie Network) networks among viewers aged 25 to 54
  Bell Media’s specialty TV properties reached 83% of all French TV viewers in the average week during Q3 2014, led by 4 of the top 5 specialty channels in Québec: Canal D, Canal Vie, Super Écran and RDS
  Bell Media continues to rank seventh among all online properties in Canada, and first among all Canadian broadcast and video network competitors, with monthly averages in Q3 2014 of 15.7 million unique visitors, 2.8 million video viewers, 441 million page views, 123 million visits, and 69 million videos served
  Bell Media remained Canada’s top radio broadcaster and saw growth in its overall reach with 17.8 million listeners, who spent 83.7 million hours tuned in each week in Q3 2014
  Astral Out-of-Home remained the third largest player in Canada with over 9,500 advertising faces and was the #1 operator in the key markets of Toronto and Montréal
ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2013 Annual MD&A, as updated or supplemented in the BCE 2014 First Quarter MD&A, the BCE 2014 Second Quarter MD&A, and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business Segment Analysis, as well as the economic and market assumptions referred to in section 1.4, Assumptions, of this MD&A.

  Softer advertising market
  Escalating costs to secure TV programming and sports content
  Ability to successfully acquire highly-rated programming and differentiated content
  Market rates for specialty content generally increasing
  Building and maintaining strategic supply arrangements for content on all four screens
  Full realization of cost synergies from the integration of Astral into Bell Media
  No material financial, operational or competitive consequences of adverse changes in media regulation

26 BCE Inc. 2014 Third Quarter Shareholder Report

3	BUSINESS SEGMENT ANALYSIS BELL ALIANT	MD&A

3.4 BELL ALIANT

KEY BUSINESS DEVELOPMENTS

FURTHER EXPANSION OF FIBRE-TO-THE-HOME (FTTH) NETWORK

In July 2014, Bell Aliant announced its plan to invest approximately $80 million to extend its FTTH network to 125,000 premises in seven Québec communities. FibreOP services were brought to three of these communities (Alma, Saguenay [Chicoutimi, Jonquière] and Victoriaville) by the end of Q3 2014. In the quarter, Bell Aliant passed 82,000 additional homes and businesses with FibreOP services, bringing its total premises passed at September 30, 2014 to approximately 961,000 homes and businesses in more than 89 communities throughout Atlantic Canada, Ontario and Québec.

REDEMPTION OF MTN DEBENTURES

On October 30, 2014, Bell Aliant LP redeemed early its 6.29% MTN debentures with a principal amount of $350 million, which were due on February 17, 2015. This early redemption benefits net earnings and free cash flow through buying back high interest rate debt.

FINANCIAL PERFORMANCE ANALYSIS

2014 PERFORMANCE HIGHLIGHTS

BELL ALIANT

REVENUES

(IN $ MILLIONS)

$696
$699
Data
Local and access
Long distance
Wireless
Equipment and other
35%
44%
12%
4%
5%
40%
41%
10%
4%
5%
Q3 2013
Q3 2014
+0.4%

BELL ALIANT

ADJUSTED EBITDA

(IN $ MILLIONS)

(% ADJUSTED EBITDA MARGIN)

$324 in Q3 2013
46.6%
$317 in Q3 2014
45.4%
(2.2%)

BELL ALIANT

REVENUES

(IN $ MILLIONS)

$2,071
$2,057
Data
Local and access
Long distance
Wireless
Equipment and other
35%
44%
12%
4%
5%
39%
42%
10%
4%
5%
YTD 2013
YTD 2014
(0.7%)

BELL ALIANT

ADJUSTED EBITDA

(IN $ MILLIONS)

(% ADJUSTED EBITDA MARGIN)

$967 YTD 2013
46.7%
$945 YTD 2014
45.9%
(2.3%)

BCE Inc. 2014 Third Quarter Shareholder Report 27

3	BUSINESS SEGMENT ANALYSIS BELL ALIANT	MD&A

BELL ALIANT RESULTS

REVENUES

	Q3 2014	Q3 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Data	254	224	30	13.4%	732	657	75	11.4%
Local and access	266	278	(12)	(4.3%)	796	838	(42)	(5.0%)
Long distance	66	73	(7)	(9.6%)	193	220	(27)	(12.3%)
Wireless	26	25	1	4.0%	74	72	2	2.8%
Equipment and other	31	33	(2)	(6.1%)	89	97	(8)	(8.2%)
Total external revenues	643	633	10	1.6%	1,884	1,884	–	–
Inter-segment revenues	56	63	(7)	(11.1%)	173	187	(14)	(7.5%)
Total Bell Aliant revenues	699	696	3	0.4%	2,057	2,071	(14)	(0.7%)

Bell Aliant operating revenues increased 0.4% this quarter as growth in data revenues was slightly higher than the year-over-year decrease in local and access, long distance and equipment and other revenues. Conversely, year-to-date 2014 operating revenues were down 0.7%.

  Data revenues increased 13.4% in Q3 2014 and 11.4% in the first nine months of 2014, due to growth in Internet and IPTV, higher other IP data services revenue driven by the expansion of Bell Aliant’s next generation network technology, and increased data product sales. Higher Internet revenues were driven by FibreOP Internet customer growth combined with higher residential high-speed Internet ARPU attributable to increased customer adoption of higher bandwidth plans and price increases. Higher IPTV service revenues were driven by growth in Bell Aliant’s FibreOP TV customer base and price increases.
  Local and access revenues decreased 4.3% and 5.0% in the third quarter and first nine months of 2014, respectively, driven by the ongoing loss of NAS lines, due to aggressive discounting of bundled services by the cable competitors and continued migration of customers to wireless and IP-based solutions. The rate of revenue decline improved this quarter, due to the impact of a price increase that reflects the additional value provided through bundled service packages.
  Long distance revenues were down 9.6% this quarter and 12.3% year to date. The decreases were due to a reduction in NAS lines and an overall decline in conversation minutes, resulting from the substitution of traditional wireline service with e-mail, wireless calling and Voice over Internet Protocol (VoIP) services, as well as customer migration from per-minute plans to flat-rate plans.
  Wireless revenues increased slightly by 4.0% in Q3 2014 and by 2.8% year to date, due to the year-over-year increase in wireless postpaid customers.
  Equipment and other revenues decreased 6.1% in Q3 2014 and 8.2% in the first nine months of 2014, due to the loss of revenue from a contact centre subsidiary that ceased operations in late 2013 as well as a decrease in the volume of custom work compared to last year.

OPERATING COSTS AND ADJUSTED EBITDA

	Q3 2014	Q3 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Operating Costs	(382)	(372)	(10)	(2.7%)	(1,112)	(1,104)	(8)	(0.7%)
Adjusted EBITDA	317	324	(7)	(2.2%)	945	967	(22)	(2.3%)
Adjusted EBITDA margin	45.4%	46.6%		(1.2%)	45.9%	46.7%		(0.8%)

Bell Aliant operating costs were 2.7% and 0.7% higher in the third quarter and first nine months of 2014, respectively. The year-over-year increases reflected:

  Higher IPTV content costs, increased marketing and sales costs driven by greater promotions and advertising, higher customer service related costs to support a growing FibreOP subscriber base, as well as storm-related cleanup costs incurred in Q3 2014.

These factors were offset largely by:

  The favourable impact of lower labour costs from ongoing workforce restructuring, negotiated reductions in payments to other carriers, and lower post-employment benefit plans service cost.

Bell Aliant Adjusted EBITDA declined 2.2% in Q3 2014 as a result of higher operating costs. Despite slightly higher revenues, year over year, Adjusted EBITDA margin declined 1.2% this quarter to 45.4% as continued declines in higher-margin voice revenues were not offset fully by growth in lower-margin data service revenues and cost savings. In the first nine months of 2014, Adjusted EBITDA was down 2.3% with a corresponding 0.8% decline in margin to 45.9%. The year-over-year decreases were due to the combined impact of lower revenues and higher operating costs.

28 BCE Inc. 2014 Third Quarter Shareholder Report

3	BUSINESS SEGMENT ANALYSIS BELL ALIANT	MD&A

BELL ALIANT OPERATING METRICS

	Q3 2014	Q3 2013	CHANGE	% CHANGE	YTD 2014	YTD 2013	CHANGE	% CHANGE
HIGH-SPEED INTERNET
High-speed Internet net activations	14,699	11,562	3,137	27.1%	39,560	26,500	13,060	49.3%
High-speed Internet subscribers	991,653	944,914	46,739	4.9%	991,653	944,914	46,739	4.9%
FibreOP Internet customers included in High-Speed Internet customers	236,046	166,008	70,038	42.2%	236,046	166,008	70,038	42.2%
IPTV
Net subscriber activations	12,931	14,542	(1,611)	(11.1%)	37,228	40,244	(3,016)	(7.5%)
Total subscribers	215,311	163,264	52,047	31.9%	215,311	163,264	52,047	31.9%
FibreOP TV	199,952	142,052	57,900	40.8%	199,952	142,052	57,900	40.8%
NAS LINES
Residential	1,391,094	1,490,772	(99,678)	(6.7%)	1,391,094	1,490,772	(99,678)	(6.7%)
Business	872,823	901,503	(28,680)	(3.2%)	872,823	901,503	(28,680)	(3.2%)
Total	2,263,917	2,392,275	(128,358)	(5.4%)	2,263,917	2,392,275	(128,358)	(5.4%)
NAS NET LOSSES
Residential	(27,498)	(27,540)	42	0.2%	(71,368)	(80,427)	9,059	11.3%
Business	(5,526)	(6,135)	609	9.9%	(18,035)	(18,668)	633	3.4%
Total	(33,024)	(33,675)	651	1.9%	(89,403)	(99,095)	9,692	9.8%
WIRELESS
Subscribers	147,937	146,082	1,855	1.3%	147,937	146,082	1,855	1.3%

High-speed Internet subscriber net activations in the third quarter of 2014 increased by 3,137 to 14,699, reflecting strong demand for FibreOP service bundles and wholesale customer gains. In the first nine months of 2014, net activations increased 49.3%, or by 13,060 subscribers to 39,560 for the same reasons. At September 30, 2014, Bell Aliant had 991,653 high-speed Internet subscribers, up 4.9% from 944,914 subscribers at the end of Q3 2013.

IPTV net activations decreased 11.1%, or by 1,611 subscribers, to 12,931 in Q3 2014, and by 7.5%, or by 3,016 subscribers, to 37,228 in the first nine months of 2014, due to strong Q3 2013 performance that was driven by the matching of aggressive competitive offers from the cable competitors. At September 30, 2014, Bell Aliant had 215,311 IPTV customers, which included 199,952 FibreOP TV customers, up 31.9% compared to 163,264 IPTV customers at the end of Q3 2013, which included 142,052 FibreOP TV customers.

NAS net losses improved 1.9%, or by 651 customers, in Q3 2014 and 9.8%, or by 9,692 customers, in the first nine months of this year, as a result of higher residential activations from winbacks and lower customer deactivations in Bell Aliant’s new and existing residential FibreOP markets, despite customer losses driven by intense competitive activity and continued customer substitution to wireless and IP-based solutions. At September 30, 2014, Bell Aliant had 2,263,917 NAS lines, representing a 5.4% decline compared to 2,392,275 NAS lines at the end of Q3 2013.

Wireless customers totalled 147,937 at September 30, 2014, representing a 1.3% increase since the end of Q3 2013.

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2013 Annual MD&A, as updated or supplemented in the BCE 2014 First Quarter MD&A, the BCE 2014 Second Quarter MD&A, and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business Segment Analysis, as well as the economic and market assumptions referred to in section 1.4, Assumptions, of this MD&A.

  Faster pace of employment and economic growth compared to 2013
  Competitive activity in both consumer and business will continue to be intense
  Wireless substitution for wireline services will increase in Bell Aliant markets, but is expected to lag behind other regions of Canada
  NAS net decline stabilizing
  Steady demand for FibreOP service driving Internet and IPTV customer acquisition at similar levels as 2013
  Cost reductions achieved through productivity initiatives will continue, largely offsetting cost increases associated with growth in IPTV customers and associated TV content costs and normal inflationary pressures

BCE Inc. 2014 Third Quarter Shareholder Report 29

4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

This section describes how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

4.1 NET DEBT

	SEPTEMBER 30, 2014	DECEMBER 31, 2013	$ CHANGE	% CHANGE
Debt due within one year(1)	3,194	2,571	623	24.2%
Long-term debt	17,388	16,341	1,047	6.4%
Preferred shares(2)	1,918	1,698	220	13.0%
Cash and cash equivalents	(1,406)	(335)	(1,071)	n.m.
Net debt	21,094	20,275	819	4.0%

(1)	Includes bank advances, notes payable and loans secured by trade receivables.
(2)	50% of outstanding preferred shares of $3,836 million and $3,395 million in 2014 and 2013, respectively, are classified as debt consistent with the treatment by some credit rating agencies.
n.m: not meaningful

The increase of $1,670 million in debt due within one year and long-term debt was due to:

  the issuance of MTNs at Bell Canada with a total principal amount of $1.25 billion and at Bell Aliant with a total principal amount of $150 million an increase in our notes payable and bank advances (net of repayments) of $601 million partly offset by:

  $300 million repayment of CTV Specialty Television Inc. (CTV Specialty) notes on February 18, 2014
  $83 million net repayments of other debt

The increase in preferred shares was due to the issuance of BCE Cumulative Redeemable First Preferred Shares Series AM, Series AO and Series AQ, for a total value of $441 million, as a result of the Prefco Preferred Share Exchange. See section 1.2, Key Corporate and Business Developments – Privatization of Bell Aliant Completed.

The increase in cash and cash equivalents of $1,071 million was due to free cash flow of $1,911 million, $1,359 million net issuances of debt instruments and BCE’s divestitures of eight TV services and ten radio stations for total proceeds of $724 million, partly offset by dividends paid on common shares of $1,412 million, cash consideration paid in connection with the Privatization of Bell Aliant of $804 million and a $566 million payment for the acquisition of 700 megahertz (MHz) wireless spectrum assets.

In connection with the Privatization of Bell Aliant, on October 31, 2014, we paid an additional cash consideration of $184 million and on November 1, 2014, we issued BCE Preferred shares for a total value of $166 million.

4.2 OUTSTANDING SHARE DATA

COMMON SHARES OUTSTANDING

NUMBER OF SHARES
Outstanding, January 1, 2014	775,892,556
Shares issued for Bell Aliant Privatization(1)	49,554,417
Shares issued under employee stock option plan	1,202,238
Shares issued under employee savings plan (ESP)	1,613,957
Outstanding, September 30, 2014	828,263,168

(1)	In October 2014, we issued an additional 11.3 million BCE common shares to complete the Privatization of Bell Aliant.

30 BCE Inc. 2014 Third Quarter Shareholder Report

4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

STOCK OPTIONS OUTSTANDING

		WEIGHTED AVERAGE
	NUMBER OF OPTIONS	EXERCISE PRICE ($)
Outstanding, January 1, 2014	7,870,231	40
Granted	2,915,361	48
Exercised(1)	(1,202,238)	36
Forfeited	(113,581)	43
Outstanding, September 30, 2014	9,469,773	43
Exercisable, September 30, 2014	1,035,368	36

(1)	The weighted average share price for options exercised during the nine months ended September 30, 2014 was $47.

4.3 CASH FLOWS

	Q3 2014	Q3 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Cash flows from operating activities	1,882	1,730	152	8.8%	4,714	4,638	76	1.6%
Bell Aliant dividends paid to BCE	47	48	(1)	(2.1%)	95	143	(48)	(33.6%)
Capital expenditures	(975)	(880)	(95)	(10.8%)	(2,641)	(2,432)	(209)	(8.6%)
Cash dividends paid on preferred shares	(31)	(38)	7	18.4%	(94)	(96)	2	2.1%
Cash dividends paid by subsidiaries to non-controlling interest	(69)	(68)	(1)	(1.5%)	(144)	(215)	71	33.0%
Acquisition costs paid	33	32	1	3.1%	63	50	13	26.0%
Bell Aliant free cash flow	(53)	(77)	24	31.2%	(82)	(191)	109	57.1%
Free cash flow	834	747	87	11.6%	1,911	1,897	14	0.7%
Bell Aliant free cash flow, excluding dividends paid	6	29	(23)	(79.3%)	(13)	48	(61)	n.m.
Business acquisitions	(10)	(2,844)	2,834	99.6%	(10)	(2,849)	2,839	99.6%
Acquisition costs paid	(33)	(32)	(1)	(3.1%)	(63)	(50)	(13)	(26.0%)
Business dispositions	186	–	186	n.m.	724	1	723	n.m.
Acquisition of spectrum licences	–	–	–	–	(566)	–	(566)	n.m.
Other investing activities	1	(3)	4	n.m.	(2)	15	(17)	n.m.
Net issuance (repayment) of debt instruments	1,569	988	581	58.8%	1,359	2,618	(1,259)	(48.1%)
Privatization of Bell Aliant	(804)	–	(804)	n.m.	(804)	–	(804)	n.m.
Issue of common shares	2	–	2	n.m.	43	13	30	n.m.
Issue of equity securities by subsidiaries to non-controlling interest	–	–	–	–	–	230	(230)	n.m.
Cash dividends paid on common shares	(480)	(451)	(29)	(6.4%)	(1,412)	(1,343)	(69)	(5.1%)
Other financing activities	(15)	(39)	24	61.5%	(96)	(106)	10	9.4%
Net increase (decrease) in cash and cash equivalents	1,256	(1,605)	2,861	n.m.	1,071	474	597	n.m.
Free cash flow per share(1)	$1.06	$0.97	$0.09	9.3%	$2.45	$2.45	–	–

(1)	Free cash flow per share is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP Financial Measures and Key Performance Indicators (KPIs) – Non-GAAP Financial Measures – Free Cash Flow and Free Cash Flow per Share in this MD&A for more details.
n.m.: not meaningful

CASH FLOWS FROM OPERATING ACTIVITIES AND FREE CASH FLOW

Cash flows from operating activities in the third quarter and on a year-to-date basis in 2014 increased $152 million and $76 million, respectively, compared to the same periods in 2013 due mainly to higher Adjusted EBITDA and an increase in working capital, partly offset by higher income taxes paid.

Free cash flow in the third quarter and on a year-to-date basis in 2014 increased $87 million and $14 million, respectively, compared to the same periods in 2013 due to an increase in cash flows from operating activities, partly offset by higher capital expenditures. Year to date, the increase in free cash flow was further offset by lower Bell Aliant dividends of $48 million received in 2014, due to a change in their dividend payment dates.

Free cash flow per share in the third quarter of 2014 was $1.06 per common share, compared to $0.97 per common share for the same period last year. On a year-to-date basis, free cash flow per share remained unchanged at $2.45 per common share for both 2014 and 2013.

BCE Inc. 2014 Third Quarter Shareholder Report 31

4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

CAPITAL EXPENDITURES

	Q3 2014	Q3 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Bell	825	742	(83)	(11.2%)	2,210	2,009	(201)	(10.0%)
Capital intensity ratio	17.9%	16.4%		(1.5%)	16.0%	15.1%		(0.9%)
Bell Aliant	150	138	(12)	(8.7%)	431	423	(8)	(1.9%)
Capital intensity ratio	21.5%	19.8%		(1.7%)	21.0%	20.4%		(0.6%)
BCE	975	880	(95)	(10.8%)	2,641	2,432	(209)	(8.6%)
Capital intensity ratio	18.8%	17.3%		(1.5%)	17.0%	16.2%		(0.8%)

BCE capital expenditures were $95 million, or 10.8%, higher this quarter and $209 million, or 8.6%, higher year to date, reflecting higher spending at both Bell and Bell Aliant. Capital expenditures as a percentage of revenue (capital intensity ratio) for BCE was 18.8% and 17.0% in the third quarter and first nine months of 2014, respectively, compared to 17.3% and 16.2% in the same respective periods last year.

Bell capital expenditures increased $83 million, or 11.2% in Q3 2014, resulting in a capital intensity ratio of 17.9%, compared to 16.4% in Q3 2013. Similarly, Bell capital expenditures were $201 million, or 10.0% higher in the first nine months of this year, corresponding to a capital intensity ratio of 16.0% of revenue compared to 15.1% in the same period in 2013. The year-over-year increases were driven by:

  Higher wireline capital expenditures to further expand our Fibe TV service footprint, to connect more homes and businesses directly with broadband fibre, and to support customer service improvement initiatives and the execution of business customer contracts
  Increased wireless capital spending for the continued deployment of our LTE network as well as ongoing investments to increase network capacity and support higher LTE speeds
  Higher media capital expenditures for increasing broadcasting capacity and TV production equipment related to the expansion of TSN from two to five national feeds.

Bell Aliant capital expenditures in the third quarter of 2014 were $12 million, or 8.7%, higher than the third quarter of 2013, corresponding to a capital intensity ratio of 21.5% compared to 19.8% last year. The increase was due to higher spending on FibreOP network expansion. Similarly, in the first nine months of 2014, capital spending increased $8 million, or 1.9%, resulting in capital intensity ratio of 21.0% compared to 20.4% last year.

BUSINESS ACQUISITIONS

Business acquisitions in the third quarter of 2013 and for the nine months ended 2013 reflected our acquisition of Astral on July 1, 2013.

BUSINESS DISPOSITIONS

In Q1 2014, we completed the sale of six TV services and ten radio stations for total cash proceeds of $538 million.

In Q3 2014, we completed the sale of the remaining five Astral TV services for total cash proceeds of $186 million.

SPECTRUM PAYMENT

On April 2, 2014, Bell acquired 700 MHz spectrum licences in every province and territorial market, comprised of 31 licences for $566 million, which was paid in the first half of 2014.

DEBT INSTRUMENTS

2014:

In the third quarter of 2014, we issued Series M-30 and Series M-31 MTN debentures at Bell Canada with a principal amount of $1.25 billion and $443 million of notes payable and bank advances, net of repayments, partly offset by payments of finance leases and other debt of $124 million.

In the first nine months of 2014, we issued MTNs at Bell Canada with a principal amount of $1.25 billion and MTNs at Bell Aliant with a principal amount of $150 million, as well as notes payable and bank advances, net of repayments, of $601 million, partly offset by repayments of $342 million of finance leases and other debt and $300 million of CTV Specialty notes on February 18, 2014.

2013:

In the third quarter of 2013, we issued $988 million of debt, net of repayments. This included the issuance of Series M-28 and Series M-29 MTN debentures at Bell Canada, having a total principal amount of $1 billion, an increase of $1 billion in the amount drawn under our unsecured committed term credit facilities, an increase in notes payable and bank advances of $495 million, offset partly by the early redemption of Series M-20 MTN debentures at Bell Canada with a total principal amount of $1 billion, $397 million repayment of Astral debt acquired as part of the acquisition and payments under finance leases and other debt of $110 million.

32 BCE Inc. 2014 Third Quarter Shareholder Report

4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

In the first nine months of 2013, we issued $2,618 million of debt, net of repayments. This included the issuance of Series M-26, Series M-27, Series M-28 and Series M-29 MTN debentures at Bell Canada with a total principal amount of $3 billion, an increase of $1 billion in the amount drawn under our unsecured committed term credit facilities, the issuance of MTNs at Bell Aliant with a principal amount of $400 million, and an increase in notes payable and bank advances of $512 million. This was offset partly by the early redemptions of Series M-20 MTN debentures at Bell Canada with a principal amount of $1 billion, Series EA Debentures at Bell Canada with a principal amount of $150 million and Series 3 MTNs at Bell Aliant with a total principal amount of $400 million, as well as a $397 million repayment of Astral debt acquired as part of the acquisition, and payments under finance leases and other debt of $347 million.

PRIVATIZATION OF BELL ALIANT

In Q3 2014, we paid $804 million in connection with the Privatization of Bell Aliant, representing the 25% consideration for the acquisition of the outstanding publicly held common shares of Bell Aliant at September 30, 2014 that we did not already own pursuant to the Common Share Offer. Refer to Section 1.2, Key Corporate and Business Developments – Privatization of Bell Aliant Completed, for details on the Privatization.

ISSUE OF EQUITY SECURITIES BY SUBSIDIARIES TO NON-CONTROLLING INTEREST

In the first quarter of 2013, Prefco, an indirect subsidiary of Bell Aliant, issued preferred shares for gross proceeds of $230 million.

CASH DIVIDENDS PAID ON COMMON SHARES

In the third quarter of 2014, cash dividends paid on common shares increased as we paid a dividend of $0.6175 per common share as compared to a dividend paid of $0.5825 per common share in the third quarter of 2013.

In the first nine months of 2014, cash dividends paid on common shares increased as we paid a dividend of $1.8175 per common share as compared to a dividend paid of $1.7325 per common share in the first nine months of 2013.

4.4 POST-EMPLOYMENT BENEFIT PLANS

For the three and nine months ended September 30, 2014, we recorded an increase in our post-employment benefit obligations and a loss, before taxes and non-controlling interest (NCI), in OCI of $195 million and $1,328 million, respectively. This was due to a lower actual discount rate of 4.1% at September 30, 2014, as compared to 4.2% at June 30, 2014, and 4.9% at December 31, 2013, partly offset by a higher-than-expected return on plan assets.

For the three and nine months ended September 30, 2013, we recorded a decrease in our post-employment benefit obligations and an actuarial gain, before taxes and NCI, in OCI of $628 million and $1,418 million, respectively. This was due to an increase in the discount rate of 4.9% at September 30, 2013, as compared to 4.7% at June 30, 2013 and 4.4% at December 31, 2012, partly offset by a lower-than-expected return on plan assets.

4.5 CREDIT RATINGS

On March 26, 2014, Standard & Poor’s Rating Services raised Bell Canada’s Canadian commercial paper (CP) program rating to A-1 (low) from A-2 and affirmed Bell Canada’s A-2 global CP program rating.

Our key credit ratings remain otherwise unchanged from those described in the BCE 2013 Annual MD&A. The Privatization of Bell Aliant and the announcement of the Proposed Note Exchange have not affected our credit ratings.

BCE Inc. 2014 Third Quarter Shareholder Report 33

4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

4.6 LIQUIDITY

The announced $3.95 billion Privatization was completed on October 31, 2014 and was funded with approximately $3.0 billion of BCE common equity and the issuance of $1.25 billion MTN debentures in September 2014, of which approximately $1.0 billion of the proceeds were used to fund the payment of the 25% cash consideration for the Privatization.

In April 2014, Bell Canada put in place a U.S. commercial paper program, providing the company with additional financing flexibility through the issuance of up to U.S. $2 billion of notes with tenors of up to 365 days. The proceeds will be used for general corporate purposes. The sale of commercial paper pursuant to Bell Canada’s separate Canadian program decreases the U.S. $2 billion maximum principal amount of notes authorized to be outstanding at any time under the U.S. program. Under the U.S. program, the notes are being sold exclusively in the United States.

All other cash requirements remain substantially unchanged from those described in the BCE 2013 Annual MD&A.

LITIGATION

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

The following are updates to the legal proceedings described in the BCE 2013 AIF under section 8, Legal Proceedings, as subsequently updated in the BCE 2014 First Quarter MD&A and the BCE 2014 Second Quarter MD&A.

PURPORTED CLASS ACTION CONCERNING CELLULAR USAGE AND BRAIN TUMOURS

On September 3, 2014, the Supreme Court of British Columbia ordered the removal of BCE Inc. and Bell Canada as defendants. Bell Mobility Inc. and Bell Aliant Inc. remain as defendants.

PURPORTED CLASS ACTION CONCERNING ROUNDING UP OF MINUTES

The certification motion in the class action filed against Bell Mobility Inc. on August 18, 2008 in the Ontario Court of Justice was heard in October 2014.

34 BCE Inc. 2014 Third Quarter Shareholder Report

5	QUARTERLY FINANCIAL INFORMATION	MD&A

BCE’s 2014 third quarter interim condensed financial report was prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34, Interim Financial Reporting.

The following table, which was also prepared in accordance with IFRS, shows selected consolidated financial data of BCE for the eight most recent completed quarters.

	2014			2013				2012
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Operating revenues	5,195	5,220	5,099	5,382	5,099	5,000	4,919	5,161
Adjusted EBITDA	2,115	2,144	2,022	1,998	2,063	2,066	1,962	1,896
Severance, acquisition and other costs	(66)	(54)	(38)	(48)	(297)	(28)	(33)	(69)
Depreciation	(739)	(708)	(699)	(695)	(683)	(681)	(675)	(693)
Amortization	(116)	(171)	(167)	(160)	(162)	(161)	(163)	(175)
Net earnings	703	707	714	593	452	671	672	765
Net earnings attributable to common shareholders	600	606	615	495	343	571	566	666
Net earnings per common share
Basic	0.77	0.78	0.79	0.64	0.44	0.74	0.73	0.86
Diluted	0.77	0.78	0.79	0.63	0.44	0.74	0.73	0.86
Included in net earnings:
Severance, acquisition and other costs	(45)	(38)	(23)	(33)	(222)	(21)	(23)	(46)
Net gains (losses) on investments	–	4	12	(12)	2	1	2	248
Premiums on early redemption of debt	(3)	–	–	–	(21)	(3)	(12)	–
Adjusted net earnings	648	640	626	540	584	594	599	464
Adjusted EPS	0.83	0.82	0.81	0.70	0.75	0.77	0.77	0.60
Average number of common shares outstanding – basic (millions)	782.1	777.7	776.5	775.9	775.9	775.9	775.7	775.0

BCE Inc. 2014 Third Quarter Shareholder Report 35

6	REGULATORY ENVIRONMENT	MD&A

The following is an update to the regulatory initiatives and proceedings described in the BCE 2013 Annual MD&A under section 3.3, Principal Business Risks and section 8, Regulatory Environment, as subsequently updated in the BCE 2014 First Quarter MD&A and the BCE 2014 Second Quarter MD&A.

BROADCASTING ACT

CRTC CONSULTATION ON THE FUTURE OF CANADA’S TV SYSTEM

The CRTC’s hearing on the issues raised by the three consultation phases it initiated in 2013 and 2014 concerning the future of Canada’s TV system was held over a two-week period beginning on September 8, 2014, and a decision is not expected until the first quarter of 2015.

OTHER KEY LEGISLATION

PERSONAL INFORMATION PROTECTION AND ELECTRONIC DOCUMENTS ACT (PIPEDA)

Under PIPEDA, the Office of the Privacy Commissioner (OPC) is currently investigating Bell’s Relevant Advertisements Initiative (the Initiative) to determine if it complies with PIPEDA as it relates to online behavioural advertising. The Initiative uses non-sensitive and aggregated information about mobile browsing activities and account information of participating Bell Mobility subscribers to provide more relevant advertisement during mobile browsing. Subscribers were provided advance notice of this Initiative through a variety of channels and can opt-out of the Initiative at any time. A negative finding could significantly impact Bell’s online advertising activities in the short and medium term. The OPC’s investigation report is expected to be finalized by November 15, 2014. The Initiative is also the subject of an application before the CRTC and an inquiry by the Québec privacy commissioner. Each of these inquiries is reviewing the potential impact of the Initiative on privacy.

BILL C-43 (BUDGET IMPLEMENTATION ACT)

On October 23, 2014, the Federal Government introduced Bill C-43 entitled “A second Act to implement certain provisions of the budget tabled in Parliament on February 11, 2014 and other measures” (the Budget Implementation Act or BIA). The BIA intends to amend both the Telecommunications Act and the Broadcasting Act to prohibit telecommunications service providers and broadcasting undertakings from charging subscribers for providing them with paper bills.

The BIA also intends to amend the Telecommunications Act by giving the CRTC the power to impose administrative monetary penalties (AMPs) for violations of most provisions of the Act, including charging for a paper bill. The pre-existing AMPs regime relating to unsolicited telecommunications remains in force. For corporations, the maximum fine under the new AMPs provisions would be $10 million for a first offence and $15 million for a subsequent offence. The BIA also intends to amend the Broadcasting Act to make charging for a paper bill a criminal offence. If convicted, corporations would face a maximum fine of $250,000 for a first offence and $500,000 for a subsequent offence.

The BIA also intends to introduce new AMPs provisions under the Radiocommunication Act, to be administered by the Minister of Industry. These AMPs generally relate to the sale, import, operation and distribution of unauthorized radio equipment and to non-compliance with spectrum auction rules. The maximum fines are identical to those described above under the Telecommunications Act.

36 BCE Inc. 2014 Third Quarter Shareholder Report

7	BUSINESS RISKS	MD&A

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows, business or reputation. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.

The actual effect of any event could be materially different from what we currently anticipate. The risks described in this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial position, financial performance, cash flows, business or reputation.

In the BCE 2013 Annual MD&A we provided a detailed review of risks that could affect our financial position, financial performance, cash flows, business or reputation and that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements. This detailed description of risks is updated in the BCE 2014 First Quarter MD&A, the BCE 2014 Second Quarter MD&A, and in this MD&A. The risks described in the BCE 2013 Annual MD&A, as updated in the BCE 2014 First Quarter MD&A and the BCE 2014 Second Quarter MD&A included, without limitation, risks associated with:

  the intensity of competitive activity, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, financial results and operating metrics such as ARPU the level of technological substitution and the presence of alternative service providers, contributing to reduced utilization of traditional wireline voice services the adverse effect of new technology and increasing fragmentation in Bell TV’s TV distribution market and Bell Media’s TV and radio markets variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and handset discount levels regulatory initiatives and proceedings, government consultations and government positions that affect us and influence our business economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services
  Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon from economic conditions, cyclical and seasonal variations and ratings/audience levels the complexity of our product offerings, pricing plans, promotions, technology platforms and billing systems our failure to satisfy customer expectations and build a low cost operational delivery model our failure to carry out wireline network evolution activities, and to meet network upgrade or deployment timelines within our capital intensity target our failure to maintain network operating performance in the context of significant increases in broadband demand and in the volume of wireless data-driven traffic our failure to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services our failure to implement or maintain, on a timely basis, effective IT systems, and the complexity and costs of our IT environment our inability to protect our data centres, electronic and physical records and the information stored therein employee retention and performance, and labour disruptions our failure to execute our strategic imperatives and business development plans in order to produce the expected benefits, including to continue to implement our targeted cost reduction initiatives ineffective change management resulting from restructurings and other corporate initiatives, and the failure to successfully integrate business acquisitions and existing business units pension obligation volatility and increased contributions to post-employment benefit plans events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, critical products and services the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, equipment and other facilities in-orbit risks of satellites used by Bell TV
  unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws
  our capital and other expenditure levels, financing and debt requirements and inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements and implement our business plan, as well as our inability to manage various credit, liquidity and market risks, and to cause our net debt leverage ratio to return within our net debt leverage ratio target range our inability to discontinue certain services as necessary to improve capital and operating efficiencies our failure to evolve practices and effectively monitor and control fraudulent activities the theft of our direct-to-home (DTH) satellite TV services copyright theft and other unauthorized use of our content
  higher taxes due to new taxes, higher tax rates or changes to tax laws, and our inability to predict the outcome of government audits health concerns about radio frequency emissions from wireless devices and equipment

BCE Inc. 2014 Third Quarter Shareholder Report 37

7	BUSINESS RISKS	MD&A

  our inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks
  BCE’s dependence on the ability of its subsidiaries, joint arrangements and other entities in which it has an interest to pay dividends or otherwise make distributions to it uncertainty as to whether dividends will be declared by BCE’s board of directors or BCE’s dividend policy will be maintained stock market volatility
  the failure to successfully integrate Bell Aliant into Bell

Please see section 9, Business Risks of the BCE 2013 Annual MD&A for a more complete description of the above-mentioned and other risks, which section, and the other sections of the BCE 2013 Annual MD&A referred to therein, are incorporated by reference in this section 7. In addition, please see section 6, Regulatory Environment in this MD&A and section 6, Regulatory Environment in each of the BCE 2014 First Quarter MD&A and the BCE 2014 Second Quarter MD&A for an update to the regulatory initiatives and proceedings described in the BCE 2013 Annual MD&A, which sections 6 are incorporated by reference in this section 7. Except for the updates set out in this section 7, Business Risks and in section 6, Regulatory Environment in this MD&A, as well as in section 6, Regulatory Environment of the BCE 2014 First Quarter MD&A, and in section 6, Regulatory Environment and section 7, Business Risks of the BCE 2014 Second Quarter MD&A, the risks described in the BCE 2013 Annual MD&A remain substantially unchanged.

UPDATE TO THE DESCRIPTION OF BUSINESS RISKS

BELL ALIANT NOTE EXCHANGE PROPOSAL

There is no certainty that the Proposed Note Exchange or any Series Note Exchange Transactions will be completed. The completion of the Proposed Note Exchange or any Series Note Exchange Transactions are subject to obtaining the requisite Bell Aliant Noteholder approval described in the Circular. The resolutions submitted for approval by the Bell Aliant Noteholders will, if adopted, authorize Bell Aliant LP, without further notice to or approval of the Bell Aliant Noteholders, to revoke such resolutions at any time prior to the Proposed Note Exchange or any Series Note Exchange Transactions being completed. If the Bell Aliant Noteholders do not approve the Proposed Note Exchange at the Class Meeting, or Bell Aliant LP cancels the Class Meeting or determines not to proceed with the Proposed Note Exchange for any reason, Bell Aliant LP may, at its option, proceed with one or more of the Series Note Exchange Transactions that have been approved at Series Meetings in order to accommodate holders of any particular series of Bell Aliant Notes that may approve the applicable Series Note Exchange Transaction. However, Bell Aliant LP may determine not to proceed with any one of more Series Note Exchange Transactions that have been approved at Series Meetings. Furthermore, the Proposed Note Exchange may not result in any or all of the possible benefits described herein.

Reference is hereby made to the sections entitled “Forward-Looking Information” and “Risk Factors” set out at pages 2, and 45 and 46 of the Circular, respectively, for a more detailed discussion of the risks relating to the Proposed Note Exchange.

38 BCE Inc. 2014 Third Quarter Shareholder Report

8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

8.1 OUR ACCOUNTING POLICIES

This section describes key changes in accounting standards and our accounting policies, and how they affect our financial statements.

BCE’s 2014 third quarter consolidated interim financial statements (financial statements) were prepared in accordance with IFRS, as issued by the IASB, under IAS 34 – Interim Financial Reporting and were approved by BCE’s board of directors on November 5, 2014. BCE’s financial statements were prepared using the same basis of presentation, accounting policies and methods of computations as outlined in Note 2, Significant Accounting Policies in BCE’s consolidated financial statements for the year ended December 31, 2013, except as noted below. The financial statements do not include all of the notes required in the annual financial statements.

ADOPTION OF AMENDED ACCOUNTING STANDARDS AND INTERPRETATIONS

As required, effective January 1, 2014, we adopted the following amended accounting standards and interpretations on a retrospective basis, none of which had a significant impact on our financial statements.

IAS 36

In May 2013, the IASB amended IAS 36 – Impairment of Assets, providing guidance on recoverable amount disclosures for non-financial assets.

This amendment did not have a significant impact on our financial statements.

IAS 39

In June 2013, the IASB amended IAS 39 – Financial Instruments: Recognition and Measurement, providing guidance on novation of over-the-counter derivatives and continued designation for hedge accounting.

This amendment did not have a significant impact on our financial statements.

IAS 32

In December 2011, the IASB amended IAS 32 – Financial Instruments: Presentation, clarifying the application of the offsetting requirements of financial assets and financial liabilities.

This amendment did not have a significant impact on our financial statements.

INTERNATIONAL FINANCIAL REPORTING INTERPRETATIONS COMMITTEE (IFRIC) 21

In May 2013, the IASB issued IFRIC 21 – Levies, which provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain.

IFRIC 21 did not have a significant impact on our financial statements.

FUTURE CHANGES TO ACCOUNTING STANDARDS

The following new or amended standards issued by the IASB have not yet been adopted by BCE.

IFRS 9

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments, setting out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy and sell non-financial items. IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement. The new standard establishes a single classification and measurement approach for financial assets that reflects the business model in which they are managed and their cash flow characteristics. It also provides guidance on an entity’s own credit risk relating to financial liabilities and has modified the hedge accounting model to better link the economics of risk management with its accounting treatment. Additional disclosures will also be required under the new standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

We are currently evaluating the impact of IFRS 9 on our financial statements.

BCE Inc. 2014 Third Quarter Shareholder Report 39

8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

IAS 16 AND IAS 38

In May 2014, the IASB amended IAS 16 – Property, Plant and Equipment and IAS 38 – Intangible Assets to clarify that a revenue-based approach to calculate depreciation and amortization generally is not appropriate as it does not reflect the consumption of the economic benefits embodied in the related asset. These amendments must be applied prospectively for annual periods beginning on or after January 1, 2016.

The amendments to IAS 16 and IAS 38 are not expected to have a significant impact on our financial statements.

IFRS 11

In May 2014, the IASB amended IFRS 11 – Joint Arrangements to provide guidance on the accounting for acquisitions of interests in joint operations in which the activity constitutes a business, as defined in IFRS 3 – Business Combinations. The amended standard requires the acquirer to apply all of the principles on accounting for business combinations in IFRS 3 and other IFRSs except for any principles that conflict with IFRS 11. These amendments must be applied prospectively for those acquisitions occurring in annual periods beginning on or after January 1, 2016.

The amendments to IFRS 11 are not expected to have a significant impact on our financial statements.

IFRS 15

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers to establish principles to record revenues from contracts for the sale of goods or services, unless the contracts are in the scope of IAS 17 – Leases or other IFRSs. Under IFRS 15, revenue is recognized at an amount that reflects the expected consideration receivable in exchange for transferring goods or services to a customer, applying the following five steps:

1. Identify the contract with a customer
2. Identify the performance obligations in the contract
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations in the contract
5. Recognize revenue when (or as) the entity satisfies a performance obligation

The new standard also provides guidance relating to contract costs and for the measurement and recognition of gains and losses on the sale of certain non-financial assets such as property and equipment. Additional disclosures will also be required under the new standard. IFRS 15 must be adopted for annual periods beginning on or after January 1, 2017 using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. IFRS 15 will affect how we account for revenues and contracts costs for Bell Wireless and our other segments.

We are currently evaluating the impact of IFRS 15 on our financial statements.

CHANGE IN ACCOUNTING ESTIMATE

As part of our ongoing annual review of property, plant and equipment and finite-life intangible assets, and to better reflect their useful lives, we increased the lives of certain IT software assets from 5 years to 7 years and reduced the lives of certain network assets, including our code division multiple access (CDMA) network. The changes have been applied prospectively effective July 1, 2014 and did not have a significant impact on our financial statements.

40 BCE Inc. 2014 Third Quarter Shareholder Report

8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

8.2 NON-GAAP FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS (KPIs)

This section describes the non-GAAP financial measures and KPIs we use to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

NON-GAAP FINANCIAL MEASURES

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

Beginning with Q2 2014, we reference Adjusted EBITDA and Adjusted EBITDA margin as non-GAAP financial measures. These terms replace the previously referenced non-GAAP financial measures EBITDA and EBITDA margin. Our definition of Adjusted EBITDA and Adjusted EBITDA margin are unchanged from our former definition of EBITDA and EBITDA margin respectively. Accordingly, this change in terminology has no impact on our reported financial results for prior periods.

The terms Adjusted EBITDA and Adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define Adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 4 to BCE’s Q3 2014 financial statements. We define Adjusted EBITDA margin as Adjusted EBITDA divided by operating revenues.

We use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use Adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA also is one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and Adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to Adjusted EBITDA.

	Q3 2014	Q3 2013	YTD 2014	YTD 2013
Net earnings	703	452	2,124	1,795
Severance, acquisition and other costs	66	297	158	358
Depreciation	739	683	2,146	2,039
Amortization	116	162	454	486
Finance costs
Interest expense	227	242	691	691
Interest on post-employment benefit obligations	25	38	76	113
Other expense (income)	(2)	24	(76)	7
Income taxes	241	165	708	602
Adjusted EBITDA	2,115	2,063	6,281	6,091
BCE Operating Revenues	5,195	5,099	15,514	15,018
Adjusted EBITDA Margin	40.7%	40.5%	40.5%	40.6%

ADJUSTED NET EARNINGS AND ADJUSTED EPS

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt. We define Adjusted EPS as Adjusted net earnings per BCE common share.

We use Adjusted net earnings and Adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

BCE Inc. 2014 Third Quarter Shareholder Report 41

8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to Adjusted net earnings on a consolidated basis and per BCE common share (Adjusted EPS), respectively.

	Q3 2014		Q3 2013		YTD 2014		YTD 2013
		PER		PER		PER		PER
	TOTAL	SHARE	TOTAL	SHARE	TOTAL	SHARE	TOTAL	SHARE
Net earnings attributable to common shareholders	600	0.77	343	0.44	1,821	2.34	1,480	1.91
Severance, acquisition and other costs	45	0.06	222	0.29	106	0.14	266	0.34
Net gains on investments	–	–	(2)	(0.01)	(16)	(0.02)	(5)	(0.01)
Premiums on early redemption of debt	3	–	21	0.03	3	–	36	0.05
Adjusted net earnings	648	0.83	584	0.75	1,914	2.46	1,777	2.29

FREE CASH FLOW AND FREE CASH FLOW PER SHARE

The terms free cash flow and free cash flow per share do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends received from Bell Aliant, less capital expenditures, preferred share dividends, dividends paid by subsidiaries to NCI and Bell Aliant free cash flow. We define free cash flow per share as free cash flow divided by the average number of common shares outstanding.

We consider free cash flow and free cash flow per share to be important indicators of the financial strength and performance of our businesses because they show how much cash is available to pay dividends, repay debt and reinvest in our company.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. We believe that certain investors and analysts also use free cash flow and free cash flow per share to evaluate the financial strength and performance of our businesses.

The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	Q3 2014	Q3 2013	YTD 2014	YTD 2013
Cash flows from operating activities	1,882	1,730	4,714	4,638
Bell Aliant dividends to BCE	47	48	95	143
Capital expenditures	(975)	(880)	(2,641)	(2,432)
Cash dividends paid on preferred shares	(31)	(38)	(94)	(96)
Cash dividends paid by subsidiaries to non-controlling interest	(69)	(68)	(144)	(215)
Acquisition costs paid	33	32	63	50
Bell Aliant free cash flow	(53)	(77)	(82)	(191)
Free cash flow	834	747	1,911	1,897
Average number of common shares outstanding (millions)	782.1	775.9	778.8	775.8
Free cash flow per share	1.06	0.97	2.45	2.45

NET DEBT

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents as shown in BCE’s consolidated statement of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage. Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in the following table.

	SEPTEMBER 30, 2014	DECEMBER 31, 2013
Debt due within one year	3,194	2,571
Long-term debt	17,388	16,341
50% of outstanding preferred shares	1,918	1,698
Cash and cash equivalents	(1,406)	(335)
Net debt	21,094	20,275

42 BCE Inc. 2014 Third Quarter Shareholder Report

8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

KPIs

We use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	DEFINITION
Capital Intensity	Capital expenditures divided by operating revenues.
ARPU	Average revenue per user or subscriber is certain service revenues divided by the average subscriber base for the specified period.
Churn	Churn is the rate at which existing subscribers cancel their services, expressed as a percentage. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base. It is a measure of monthly customer turnover.
COA	COA is also referred to as subscriber acquisition costs. COA represents the total cost associated with acquiring a customer and includes costs such as hardware discounts, marketing and distribution costs. This measure is expressed per gross activation during the period.
Dividend Payout Ratio	Dividends paid on common shares divided by free cash flow.
Net Debt to Adjusted EBITDA	Bell Net debt divided by Adjusted EBITDA. Net debt is debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents. For the purposes of calculating our net debt to Adjusted EBITDA ratio, Adjusted EBITDA is defined as twelve-month trailing Bell Adjusted EBITDA including dividends from Bell Aliant to BCE.
Adjusted EBITDA to Net Interest Expense	Adjusted EBITDA divided by net interest expense. For the purposes of calculating our Adjusted EBITDA to Net Interest Expense ratio, Adjusted EBITDA is defined as twelve-month trailing Bell Adjusted EBITDA including dividends from Bell Aliant to BCE. Net interest expense is twelve-month trailing Bell interest expense excluding interest on post-employment benefit obligations and including 50% of preferred dividends.

8.3 CONTROLS AND PROCEDURES

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended September 30, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

BCE Inc. 2014 Third Quarter Shareholder Report 43

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30		THREE MONTHS		NINE MONTHS
(IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS)
(UNAUDITED)	NOTE	2014	2013	2014	2013
Operating revenues	4	5,195	5,099	15,514	15,018
Operating costs	5	(3,080)	(3,036)	(9,233)	(8,927)
Severance, acquisition and other costs	6	(66)	(297)	(158)	(358)
Depreciation		(739)	(683)	(2,146)	(2,039)
Amortization		(116)	(162)	(454)	(486)
Finance costs
Interest expense		(227)	(242)	(691)	(691)
Interest on post-employment benefit obligations	12	(25)	(38)	(76)	(113)
Other income (expense)	7	2	(24)	76	(7)
Income taxes		(241)	(165)	(708)	(602)
Net earnings		703	452	2,124	1,795
Net earnings attributable to:
Common shareholders		600	343	1,821	1,480
Preferred shareholders		31	32	97	98
Non-controlling interest		72	77	206	217
Net earnings		703	452	2,124	1,795
Net earnings per common share – basic and diluted	8	0.77	0.44	2.34	1.91
Average number of common shares outstanding – basic (millions)		782.1	775.9	778.8	775.8

44 BCE Inc. 2014 Third Quarter Shareholder Report

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30
(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	2014	2013	2014	2013
Net earnings	703	452	2,124	1,795
Other comprehensive (loss) income, net of income taxes
Items that will be reclassified subsequently to net earnings
Net change in value of available-for-sale financial assets, net of income taxes of nil for the three months and nine months ended September 30, 2014 and 2013, respectively	54	–	55	3
Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($11) million and $2 million for the three months ended September 30, 2014 and 2013, respectively, and ($5) million and ($5) million for the nine months ended September 30, 2014 and 2013, respectively	31	(6)	14	14
Items that will not be reclassified to net earnings
Actuarial (losses) gains on post-employment benefit plans, net of income taxes of $53 million and ($169) million for the three months ended September 30, 2014 and 2013, respectively, and $358 million and ($379) million for the nine months ended September 30, 2014 and 2013, respectively(1)	(142)	459	(970)	1,039
Other comprehensive (loss) income	(57)	453	(901)	1,056
Total comprehensive income	646	905	1,223	2,851
Total comprehensive income attributable to:
Common shareholders	558	760	1,013	2,419
Preferred shareholders	31	32	97	98
Non-controlling interest	57	113	113	334
Total comprehensive income	646	905	1,223	2,851

(1)	The discount rate used to value our post-employment benefit obligations at September 30, 2014 was 4.1% compared to 4.2% at June 30, 2014, and 4.9% at December 31, 2013. The discount rate used to value our post-employment benefit obligations at September 30, 2013 was 4.9% compared to 4.7% at June 30, 2013, and 4.4% at December 31, 2012.

BCE Inc. 2014 Third Quarter Shareholder Report 45

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	SEPTEMBER 30, 2014	DECEMBER 31, 2013
ASSETS
Current assets
Cash		141	220
Cash equivalents		1,265	115
Trade and other receivables		2,808	3,043
Inventory		424	383
Prepaid expenses		435	415
Assets held for sale	9	–	719
Other current assets		190	175
Total current assets		5,263	5,070
Non-current assets
Property, plant and equipment		21,215	20,743
Intangible assets	10	10,026	9,552
Deferred tax assets		232	165
Investments in associates and joint ventures		776	775
Other non-current assets		758	698
Goodwill		8,373	8,381
Total non-current assets		41,380	40,314
Total assets		46,643	45,384
LIABILITIES
Current liabilities
Trade payables and other liabilities		3,949	4,339
Interest payable		145	147
Dividends payable		496	466
Current tax liabilities		330	367
Debt due within one year		3,194	2,571
Total current liabilities		8,114	7,890
Non-current liabilities
Long-term debt	11	17,388	16,341
Deferred tax liabilities		1,157	1,318
Post-employment benefit obligations		3,437	2,127
Other non-current liabilities		1,516	1,458
Total non-current liabilities		23,498	21,244
Total liabilities		31,612	29,134
EQUITY
Equity attributable to BCE shareholders
Preferred shares	3	3,836	3,395
Common shares	3	16,125	13,629
Contributed surplus	3	1,408	2,615
Accumulated other comprehensive income		83	14
Deficit	3	(6,962)	(4,642)
Total equity attributable to BCE shareholders		14,490	15,011
Non-controlling interest	3	541	1,239
Total equity		15,031	16,250
Total liabilities and equity		46,643	45,384

46 BCE Inc. 2014 Third Quarter Shareholder Report

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		ATTRIBUTABLE TO BCE SHAREHOLDERS
FOR THE PERIOD ENDED SEPTEMBER 30, 2014 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	PREFERRED SHARES	COMMON SHARES	CONTRIBUTED SURPLUS	ACCUMULATED OTHER COMPREHEN- SIVE INCOME	DEFICIT	TOTAL	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance at January 1, 2014		3,395	13,629	2,615	14	(4,642)	15,011	1,239	16,250
Net earnings		–	–	–	–	1,918	1,918	206	2,124
Other comprehensive income (loss)		–	–	–	69	(877)	(808)	(93)	(901)
Total comprehensive income		–	–	–	69	1,041	1,110	113	1,223
Common shares issued under stock option plan		–	47	(4)	–	–	43	–	43
Common shares issued under employee savings plan		–	78	–	–	–	78	–	78
Other share-based compensation		–	–	17	–	(16)	1	6	7
Dividends declared on BCE common and preferred shares		–	–	–	–	(1,539)	(1,539)	–	(1,539)
Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(143)	(143)
Privatization of Bell Aliant	3	441	2,371	(1,220)	–	(1,779)	(187)	(617)	(804)
Other		–	–	–	–	(27)	(27)	(57)	(84)
Balance at September 30, 2014		3,836	16,125	1,408	83	(6,962)	14,490	541	15,031

	ATTRIBUTABLE TO BCE SHAREHOLDERS
FOR THE PERIOD ENDED SEPTEMBER 30, 2013 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	PREFERRED SHARES	COMMON SHARES	CONTRIBUTED SURPLUS	ACCUMULATED OTHER COMPREHEN- SIVE INCOME (LOSS)	DEFICIT	TOTAL	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance at January 1, 2013	3,395	13,611	2,557	(6)	(5,682)	13,875	850	14,725
Net earnings	–	–	–	–	1,578	1,578	217	1,795
Other comprehensive income	–	–	–	16	923	939	117	1,056
Total comprehensive income	–	–	–	16	2,501	2,517	334	2,851
Common shares issued under stock option plan	–	14	(1)	–	–	13	–	13
Common shares issued under employee savings plan	–	4	–	–	–	4	–	4
Other share-based compensation	–	–	50	–	–	50	1	51
Dividends declared on BCE common and preferred shares	–	–	–	–	(1,454)	(1,454)	–	(1,454)
Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	(221)	(221)
Equity securities issued by subsidiaries to non-controlling interest	–	–	–	–	–	–	225	225
Equity transaction with non-controlling interest	–	–	–	–	(7)	(7)	7	–
Balance at September 30, 2013	3,395	13,629	2,606	10	(4,642)	14,998	1,196	16,194

BCE Inc. 2014 Third Quarter Shareholder Report 47

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

		THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30
(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	2014	2013	2014	2013
Cash flows from operating activities
Net earnings		703	452	2,124	1,795
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	6	66	297	158	358
Depreciation and amortization		855	845	2,600	2,525
Post-employment benefit plans cost	12	91	112	284	333
Net interest expense		225	240	685	685
Gains on investments	7	–	(2)	(16)	(5)
Income taxes		241	165	708	602
Contributions to post-employment benefit plans		(82)	(84)	(255)	(258)
Payments under other post-employment benefit plans		(18)	(19)	(54)	(55)
Severance and other costs paid		(40)	(44)	(146)	(138)
Acquisition costs paid		(33)	(32)	(63)	(50)
Interest paid		(214)	(246)	(674)	(648)
Income taxes paid (net of refunds)		(92)	(53)	(563)	(238)
Net change in operating assets and liabilities		180	99	(74)	(268)
Cash flows from operating activities		1,882	1,730	4,714	4,638
Cash flows used in investing activities
Capital expenditures		(975)	(880)	(2,641)	(2,432)
Business dispositions	9	186	–	724	1
Business acquisitions	9	(10)	(2,844)	(10)	(2,849)
Acquisition of spectrum licences	10	–	–	(566)	–
Other investing activities		1	(3)	(2)	15
Cash flows used in investing activities		(798)	(3,727)	(2,495)	(5,265)
Cash flows from (used in) financing activities
Increase in notes payable and bank advances		443	495	601	512
Issue of long-term debt	11	1,243	2,008	1,426	4,423
Repayment of long-term debt		(117)	(1,515)	(668)	(2,317)
Privatization of Bell Aliant	3	(804)	–	(804)	–
Issue of common shares		2	–	43	13
Issue of equity securities by subsidiaries to non-controlling interest		–	–	–	230
Cash dividends paid on common shares		(480)	(451)	(1,412)	(1,343)
Cash dividends paid on preferred shares		(31)	(38)	(94)	(96)
Cash dividends paid by subsidiaries to non-controlling interest		(69)	(68)	(144)	(215)
Other financing activities		(15)	(39)	(96)	(106)
Cash flows from (used in) financing activities		172	392	(1,148)	1,101
Net increase (decrease) in cash		16	46	(79)	50
Cash at beginning of period		125	123	220	119
Cash at end of period		141	169	141	169
Net increase (decrease) in cash equivalents		1,240	(1,651)	1,150	424
Cash equivalents at beginning of period		25	2,085	115	10
Cash equivalents at end of period		1,265	434	1,265	434

48 BCE Inc. 2014 Third Quarter Shareholder Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2013 annual consolidated financial statements, approved by BCE’s board of directors on March 6, 2014.

These notes are unaudited.

We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint arrangements and associates; Bell means our Bell Wireless, Bell Wireline and Bell Media segments on an aggregate basis; and Bell Aliant means, as the context may require, either Bell Aliant Inc. or, collectively, Bell Aliant Inc., its subsidiaries and associates.

NOTE 1 CORPORATE INFORMATION

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a telecommunications and media company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional, specialty and pay TV, digital media, and radio broadcasting services to customers across Canada and out-of-home advertising services.

NOTE 2 BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting and were approved by BCE’s board of directors on November 5, 2014. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant Accounting Policies in our consolidated financial statements for the year ended December 31, 2013, except as noted below. These financial statements do not include all of the notes required in annual financial statements.

All amounts are in millions of Canadian dollars, except where noted.

ADOPTION OF AMENDED ACCOUNTING STANDARDS AND INTERPRETATIONS

As required, effective January 1, 2014, we adopted the following amended accounting standards and interpretations on a retrospective basis, none of which had a significant impact on our financial statements.

IAS 36

In May 2013, the IASB amended IAS 36 – Impairment of Assets, providing guidance on recoverable amount disclosures for non-financial assets.

This amendment did not have a significant impact on our financial statements.

IAS 39

In June 2013, the IASB amended IAS 39 – Financial Instruments: Recognition and Measurement, providing guidance on novation of over-the-counter derivatives and continued designation for hedge accounting.

This amendment did not have a significant impact on our financial statements.

IAS 32

In December 2011, the IASB amended IAS 32 – Financial Instruments: Presentation, clarifying the application of the offsetting requirements of financial assets and financial liabilities.

This amendment did not have a significant impact on our financial statements.

INTERNATIONAL FINANCIAL REPORTING INTERPRETATIONS COMMITTEE (IFRIC) 21

In May 2013, the IASB issued IFRIC 21 – Levies, which provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain.

IFRIC 21 did not have a significant impact on our financial statements.

BCE Inc. 2014 Third Quarter Shareholder Report 49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FUTURE CHANGES TO ACCOUNTING STANDARDS

The following new or amended standards issued by the IASB have not yet been adopted by BCE.

IFRS 9

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments, setting out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy and sell non-financial items. IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement. The new standard establishes a single classification and measurement approach for financial assets that reflects the business model in which they are managed and their cash flow characteristics. It also provides guidance on an entity’s own credit risk relating to financial liabilities and has modified the hedge accounting model to better link the economics of risk management with its accounting treatment. Additional disclosures will also be required under the new standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

We are currently evaluating the impact of IFRS 9 on our financial statements.

IAS 16 AND IAS 38

In May 2014, the IASB amended IAS 16 – Property, Plant and Equipment and IAS 38 – Intangible Assets to clarify that a revenue-based approach to calculate depreciation and amortization generally is not appropriate as it does not reflect the consumption of the economic benefits embodied in the related asset. These amendments must be applied prospectively for annual periods beginning on or after January 1, 2016.

The amendments to IAS 16 and IAS 38 are not expected to have a significant impact on our financial statements.

IFRS 11

In May 2014, the IASB amended IFRS 11 – Joint Arrangements to provide guidance on the accounting for acquisitions of interests in joint operations in which the activity constitutes a business, as defined in IFRS 3 – Business Combinations. The amended standard requires the acquirer to apply all of the principles on accounting for business combinations in IFRS 3 and other IFRSs except for any principles that conflict with IFRS 11. These amendments must be applied prospectively for those acquisitions occurring in annual periods beginning on or after January 1, 2016.

The amendments to IFRS 11 are not expected to have a significant impact on our financial statements.

IFRS 15

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers to establish principles to record revenues from contracts for the sale of goods or services, unless the contracts are in the scope of IAS 17 – Leases or other IFRSs. Under IFRS 15, revenue is recognized at an amount that reflects the expected consideration receivable in exchange for transferring goods or services to a customer, applying the following five steps:

1. Identify the contract with a customer
2. Identify the performance obligations in the contract
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations in the contract
5. Recognize revenue when (or as) the entity satisfies a performance obligation

The new standard also provides guidance relating to contract costs and for the measurement and recognition of gains and losses on the sale of certain non-financial assets such as property and equipment. Additional disclosures will also be required under the new standard. IFRS 15 must be adopted for annual periods beginning on or after January 1, 2017 using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. IFRS 15 will affect how we account for revenues and contracts costs for Bell Wireless and our other segments.

We are currently evaluating the impact of IFRS 15 on our financial statements.

CHANGE IN ACCOUNTING ESTIMATES

As part of our ongoing annual review of property, plant and equipment and finite-life intangible assets, and to better reflect their useful lives, we increased the lives of certain information technology (IT) software assets from 5 years to 7 years and reduced the lives of certain network assets, including our code division multiple access (CDMA) network. The changes have been applied prospectively effective July 1, 2014 and did not have a significant impact on our financial statements.

50 BCE Inc. 2014 Third Quarter Shareholder Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 PRIVATIZATION OF BELL ALIANT

On July 23, 2014, BCE announced its offer to acquire all of the issued and outstanding common shares of Bell Aliant that it did not already own (Privatization) through a common share tender offer (Common Share Offer) for a total consideration of approximately $3.95 billion. Bell Aliant, which was already controlled by BCE, provides local telephone, long distance, Internet, data, TV, wireless, home security and value-added business solutions to residential and business customers in the Atlantic provinces and in rural and regional areas of Ontario and Québec. The Privatization is expected to simplify BCE’s corporate structure and increase overall operating and capital investment efficiencies, while supporting BCE’s broadband investment strategy and dividend growth objective.

Concurrent with the Common Share Offer, BCE also announced its offer to exchange all of the issued and outstanding preferred shares of Bell Aliant Preferred Equity Inc. (Prefco) for newly issued preferred shares of BCE, with the same financial terms as the existing Prefco preferred shares (Preferred Share Offer).

On September 22, 2014, BCE and Bell Aliant announced the successful completion of the initial phase of BCE’s offers, with approximately 80% of the outstanding Bell Aliant publicly held common shares and approximately 73% of the outstanding preferred shares of Prefco, having been validly tendered and not withdrawn to each of BCE’s Common Share Offer and Preferred Share Offer, respectively, which we settled on September 24, 2014.

As BCE already consolidates the financial results of Bell Aliant, the Privatization has been accounted for as an equity transaction as outlined in the following table.

SEPTEMBER 30, 2014
Consideration
Issuance of 49.6 million BCE common shares	2,371
Cash	804
Exchange of Prefco preferred shares for BCE preferred shares	441
Total	3,616
Allocated to:
Carrying value of Bell Aliant Inc. non-controlling interest	617
Contributed surplus	1,220
Deficit	1,779
Total	3,616

The following table outlines the BCE preferred shares which for the existing Prefco preferred shares were exchanged at September 30, 2014. The stated capital for the BCE preferred shares was recorded at fair value on the date of issuance.

								STATED
							NUMBER OF SHARES	CAPITAL
							ISSUED AND
	ANNUAL						OUTSTANDING
	DIVIDEND	CONVERTIBLE			REDEMPTION		AT
SERIES(1)	RATE	INTO	CONVERSION DATE	REDEMPTION DATE (2)	PRICE	AUTHORIZED	SEPT. 30, 2014	SEPT. 30, 2014
AM	4.85%	AN	March 31, 2016	March 31, 2016	$25.00	30,000,000	8,373,035	191
AO	4.55%	AP	March 31, 2017	March 31, 2017	$25.00	30,000,000	3,403,912	87
AQ	4.25%	AR	September 30, 2018	September 30, 2018	$25.00	30,000,000	6,611,910	163
								441

(1)	All such issued preferred shares are BCE Cumulative Redeemable First Preferred Shares.
(2)	BCE may redeem each series of preferred shares on the applicable redemption date and every five years after that date.

Additionally in the third quarter of 2014, $27 million was charged to the deficit to record the transaction costs incurred related to the Privatization. These costs include financial advisory, filing and legal fees.

BCE extended the Common Share Offer and, subsequent to the end of the quarter, on October 2, 2014, the extension period on the Common Share Offer expired with more than 90% of the publicly held Bell Aliant common shares having been validly tendered to BCE’s offer and not withdrawn. BCE completed the acquisition of the balance of the outstanding Bell Aliant common shares through a compulsory acquisition which was completed on October 31, 2014, and resulted in completion of the Privatization.

On October 31, 2014, the amalgamation of Prefco with a newly incorporated, wholly owned subsidiary of BCE was approved at a special meeting of the Prefco preferred shareholders. The amalgamation became effective on November 1, 2014 and the remaining Prefco preferred shares were exchanged for BCE preferred shares on such date. The Prefco preferred shareholders (other than those who properly exercised their right of dissent in respect of the amalgamation) received for their shares the same consideration as was paid by BCE for the preferred shares pursuant to the Preferred Share Offer.

BCE Inc. 2014 Third Quarter Shareholder Report 51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the impacts of the Privatization on our consolidated statement of financial position including the transactions that occurred subsequent to September 30, 2014.

NOVEMBER 1, 2014
Consideration
Issuance of 60.9 million BCE common shares	2,929
Cash	988
Exchange of Prefco preferred shares for BCE preferred shares	609
Total	4,526
Allocated to:
Carrying value of Bell Aliant Inc. non-controlling interest	875
Contributed surplus	1,499
Deficit	2,152
Total	4,526

The following table outlines the BCE preferred shares for which the existing Prefco preferred shares were exchanged at November 1, 2014. The stated capital for the BCE preferred shares was recorded at fair value on the date of issuance.

								STATED
							NUMBER OF SHARES	CAPITAL
							ISSUED AND
	ANNUAL						OUTSTANDING
	DIVIDEND	CONVERTIBLE			REDEMPTION		AT
SERIES(1)	RATE	INTO	CONVERSION DATE	REDEMPTION DATE (2)	PRICE	AUTHORIZED	NOV. 1, 2014	NOV. 1, 2014
AM	4.85%	AN	March 31, 2016	March 31, 2016	$25.00	30,000,000	11,500,000	263
AO	4.55%	AP	March 31, 2017	March 31, 2017	$25.00	30,000,000	4,600,000	118
AQ	4.25%	AR	September 30, 2018	September 30, 2018	$25.00	30,000,000	9,200,000	228
								609

(1)	All such issued preferred shares are BCE Cumulative Redeemable First Preferred Shares.
(2)	BCE may redeem each series of preferred shares on the applicable redemption date and every five years after that date.

NOTE 4 SEGMENTED INFORMATION

The following tables present financial information by segment for the three months and nine months ended September 30, 2014 and 2013.

					INTER- SEGMENT ELIMINA- TIONS			INTER- SEGMENT ELIMINA- TIONS

		BELL WIRELESS	BELL WIRELINE	BELL MEDIA			BELL ALIANT
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014	NOTE					BELL			BCE
Operating revenues
External customers		1,585	2,376	591	–	4,552	643	–	5,195
Inter-segment		13	89	74	(121)	55	56	(111)	–
Total operating revenues		1,598	2,465	665	(121)	4,607	699	(111)	5,195
Operating costs	5	(914)	(1,533)	(483)	121	(2,809)	(382)	111	(3,080)
Segment profit(1)		684	932	182	–	1,798	317	–	2,115
Severance, acquisition and other costs	6	(2)	(40)	(4)	–	(46)	(20)	–	(66)
Depreciation and amortization		(146)	(549)	(33)	–	(728)	(127)	–	(855)
Finance costs
Interest expense									(227)
Interest on post-employment benefit obligations	12								(25)
Other income	7								2
Income taxes									(241)
Net earnings									703

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

52 BCE Inc. 2014 Third Quarter Shareholder Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013					INTER-			INTER-
					SEGMENT			SEGMENT
		BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
	NOTE	WIRELESS	WIRELINE	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers		1,478	2,391	597	–	4,466	633	–	5,099
Inter-segment		15	91	67	(115)	58	63	(121)	–
Total operating revenues		1,493	2,482	664	(115)	4,524	696	(121)	5,099
Operating costs	5	(876)	(1,559)	(465)	115	(2,785)	(372)	121	(3,036)
Segment profit(1)		617	923	199	–	1,739	324	–	2,063
Severance, acquisition and other costs	6	(1)	(25)	(269)	–	(295)	(2)	–	(297)
Depreciation and amortization		(118)	(561)	(31)	–	(710)	(135)	–	(845)
Finance costs
Interest expense									(242)
Interest on post-employment benefit obligations	12								(38)
Other expense	7								(24)
Income taxes									(165)
Net earnings									452

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014					INTER-			INTER-
					SEGMENT			SEGMENT
		BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
	NOTE	WIRELESS	WIRELINE	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers		4,552	7,150	1,928	–	13,630	1,884	–	15,514
Inter-segment		40	262	220	(358)	164	173	(337)	–
Total operating revenues		4,592	7,412	2,148	(358)	13,794	2,057	(337)	15,514
Operating costs	5	(2,613)	(4,597)	(1,606)	358	(8,458)	(1,112)	337	(9,233)
Segment profit(1)		1,979	2,815	542	–	5,336	945	–	6,281
Severance, acquisition and other costs	6	(6)	(77)	(37)	–	(120)	(38)	–	(158)
Depreciation and amortization		(405)	(1,691)	(101)	–	(2,197)	(403)	–	(2,600)
Finance costs
Interest expense									(691)
Interest on post-employment benefit obligations	12								(76)
Other income	7								76
Income taxes									(708)
Net earnings									2,124

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

BCE Inc. 2014 Third Quarter Shareholder Report 53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013					INTER-			INTER-
					SEGMENT			SEGMENT
		BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
	NOTE	WIRELESS	WIRELINE	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers		4,301	7,242	1,591	–	13,134	1,884	–	15,018
Inter-segment		43	254	145	(280)	162	187	(349)	–
Total operating revenues		4,344	7,496	1,736	(280)	13,296	2,071	(349)	15,018
Operating costs	5	(2,533)	(4,636)	(1,283)	280	(8,172)	(1,104)	349	(8,927)
Segment profit(1)		1,811	2,860	453	–	5,124	967	–	6,091
Severance, acquisition and other costs	6	(2)	(73)	(279)	–	(354)	(4)	–	(358)
Depreciation and amortization		(358)	(1,682)	(77)	–	(2,117)	(408)	–	(2,525)
Finance costs
Interest expense									(691)
Interest on post-employment benefit obligations	12								(113)
Other expense	7								(7)
Income taxes									(602)
Net earnings									1,795

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

NOTE 5 OPERATING COSTS

		THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	NOTE	2014	2013	2014	2013
Labour costs
Wages, salaries and related taxes and benefits(1)		(1,096)	(1,086)	(3,253)	(3,143)
Post-employment benefit plans service cost (net of capitalized amounts)	12	(66)	(74)	(208)	(220)
Other labour costs(1) (2)		(235)	(243)	(711)	(711)
Less:
Capitalized labour(1)		259	247	745	717
Total labour costs		(1,138)	(1,156)	(3,427)	(3,357)
Cost of revenues(1) (3)		(1,463)	(1,411)	(4,446)	(4,259)
Other operating costs(1) (4)		(479)	(469)	(1,360)	(1,311)
Total operating costs		(3,080)	(3,036)	(9,233)	(8,927)

(1)	We have reclassified amounts for the prior period to make it consistent with the presentation for the current period.
(2)	Other labour costs include contractor and outsourcing costs.
(3)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(4)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.

54 BCE Inc. 2014 Third Quarter Shareholder Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 SEVERANCE, ACQUISITION AND OTHER COSTS

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2014	2013	2014	2013
Severance	(20)	(29)	(61)	(82)
Acquisition and other	(46)	(268)	(97)	(276)
Total severance, acquisition and other costs	(66)	(297)	(158)	(358)

ACQUISITION AND OTHER COSTS

Acquisition and other costs for the nine month period ended September 30, 2014 include $15 million ($230 million in 2013) relating to the Canadian Radio-television and Telecommunications Commission (CRTC) tangible benefits obligation as part of our acquisition of Astral Media Inc. (Astral) as well as costs related to the purchase or sale of a business, such as legal and financial advisory fees, employee severance costs and the costs to integrate acquired companies into Bell’s operations, when the integration costs are significant.

NOTE 7 OTHER INCOME (EXPENSE)

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2014	2013	2014	2013
Net mark-to-market gains on derivatives used as economic hedges	20	15	36	32
Equity losses from investments in associates and joint ventures	(8)	(12)	(10)	(15)
Losses on disposal/retirement of software, plant and equipment	(13)	(8)	(30)	(24)
Dividend income from assets held for sale	5	–	42	–
Gains on investments	–	2	16	5
Pension surplus distribution	–	–	–	36
Premiums on early redemption of debt	(5)	(28)	(5)	(55)
Other	3	7	27	14
Total other income (expense)	2	(24)	76	(7)

NOTE 8 EARNINGS PER SHARE

The following table shows the components used in the calculation of basic and diluted earnings per common share for earnings attributable to common shareholders.

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2014	2013	2014	2013
Net earnings attributable to common shareholders - basic	600	343	1,821	1,480
Dividends declared per common share (in dollars)	0.6175	0.5825	1.8525	1.7475
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding - basic	782.1	775.9	778.8	775.8
Assumed exercise of stock options(1)	0.9	0.4	0.8	0.6
Weighted average number of common shares outstanding - diluted	783.0	776.3	779.6	776.4

(1)	The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It does not include anti-dilutive options which are options that will not be exercised because their exercise price is higher than the average market value of a BCE common share. The number of excluded options was 2,893,545 for the third quarter of 2014 and 2,909,503 for the first nine months of 2014, compared to 3,012,407 for the third quarter of 2013 and 2,615,361 for the first nine months of 2013.

BCE Inc. 2014 Third Quarter Shareholder Report 55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 ACQUISITION OF ASTRAL

On July 5, 2013, BCE acquired 100% of the issued and outstanding shares of Astral. Astral is a media company that operates specialty and pay TV channels, radio stations and digital media properties across Canada and provides out-of-home advertising services. BCE acquired Astral to enhance our competitive position in French language broadcasting in Québec, control content costs, and increase opportunities for cross-platform innovation and advertising packages spanning digital, TV, radio and out-of-home advertising. Astral’s results are included in our Bell Media segment.

The purchase price allocation was completed in the second quarter of 2014 and includes certain estimates. There has been no significant change to the purchase price allocation as disclosed in Note 4, Acquisition of Astral in our consolidated financial statements for the year ended December 31, 2013. The goodwill arising from the acquisition was allocated to our Bell Media group of cash generating units.

ASSETS HELD FOR SALE

As a result of BCE’s acquisition of Astral and consistent with the CRTC’s Common Ownership Policy for radio, BCE was required to sell ten Bell Media and Astral English-language radio stations. BCE also was required to sell eleven Astral TV services in order to comply with conditions attached to the Competition Bureau and CRTC approvals.

As required by the CRTC and the Competition Bureau, the management and control of the assets to be divested was transferred to an independent trustee pending their sale to third parties. They were classified as Assets held for sale in the consolidated statement of financial position and were recorded at their net realizable value.

In Q1 2014, we completed the sale of six TV services and ten radio stations for total proceeds of $538 million.

In Q3 2014, we completed the sale of the remaining five TV services for total proceeds of $186 million.

NOTE 10 ACQUISITION OF SPECTRUM LICENCES

On April 2, 2014, Bell acquired 700 megahertz spectrum licences in every province and territorial market, comprised of 31 licences for $566 million, which was paid in the first half of 2014.

NOTE 11 DEBT

On September 29, 2014, Bell Canada issued 3.15% Series M-30 medium term notes (MTN) debentures under its 1997 trust indenture, with a principal amount of $750 million which mature on September 29, 2021. In addition, on the same date, Bell Canada issued 4.75 % Series M-31 MTN debentures under its 1997 trust indenture, with a principal amount of $500 million, which mature on September 29, 2044. Approximately $1 billion of the net proceeds were used to fund the payment of the 25% cash consideration for the Privatization of Bell Aliant.

On October 20, 2014, Bell Canada and Bell Aliant initiated a proposed transaction to have the holders of medium term notes and floating rate medium term notes (the Bell Aliant Notes) issued by Bell Aliant Regional Communications, Limited Partnership approve the exchange of their notes for an equal $2.3 billion aggregate principal amount of newly issued debentures of Bell Canada having financial terms that are the same as those attached to the Bell Aliant Notes at meetings to be held on November 14, 2014.

On October 30, 2014, Bell Aliant redeemed early its 6.29% MTN debentures with a principal amount of $350 million which was due on February 17, 2015. We incurred a $5 million charge for the premium on early redemption of debt which was recorded in Other Income (Expense) in Q3 2014.

56 BCE Inc. 2014 Third Quarter Shareholder Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 POST-EMPLOYMENT BENEFIT PLANS

POST-EMPLOYMENT BENEFIT PLANS COST

We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs). The costs of these plans are tabled below.

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS SERVICE COST

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2014	2013	2014	2013
DB pension	(53)	(65)	(161)	(189)
DC pension	(21)	(19)	(72)	(62)
OPEBs	(2)	(2)	(6)	(5)
Less:
Capitalized benefit plans cost	10	12	31	36
Total post-employment benefit plans service cost included in operating costs	(66)	(74)	(208)	(220)
Other benefits cost recognized in Severance, acquisition and other costs	–	3	–	3
Total post-employment benefit plans service cost	(66)	(71)	(208)	(217)

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS FINANCING COST

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2014	2013	2014	2013
DB pension	(8)	(22)	(26)	(65)
OPEBs	(17)	(16)	(50)	(48)
Total interest on post-employment benefit obligations	(25)	(38)	(76)	(113)

NOTE 13 FINANCIAL ASSETS AND LIABILITIES

CURRENCY EXPOSURES

We use foreign currency forward contracts and options to manage foreign currency risk related to anticipated transactions and certain foreign currency debt.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the US dollar would result in a gain of $50 million (loss of $81 million) recognized in net earnings at September 30, 2014 and a gain of $65 million (loss of $65 million) recognized in other comprehensive income at September 30, 2014, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts and options as at September 30, 2014.

		AMOUNTS		AMOUNTS
TYPE OF HEDGE	BUY CURRENCY	TO RECEIVE IN USD	SELL CURRENCY	TO PAY IN CAD	MATURITY	HEDGED ITEM
Cash flow	USD	137	CAD	145	2014	Purchase commitments
Cash flow	USD	393	CAD	427	2015	Purchase commitments
Cash flow	USD	269	CAD	291	2016-2017	Purchase commitments
Economic	USD	27	CAD	28	2014	Purchase commitments
Economic	USD	132	CAD	147	2015	Purchase commitments
Economic	USD	400	CAD	440	2014	Foreign currency debt
Economic – call options	USD	174	CAD	186	2014	Purchase commitments
Economic – call options	USD	253	CAD	272	2015	Purchase commitments
Economic – put options	USD	348	CAD	371	2014	Purchase commitments
Economic – put options	USD	506	CAD	543	2015	Purchase commitments

BCE Inc. 2014 Third Quarter Shareholder Report 57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FAIR VALUE

The following table shows the fair value of our financial liabilities carried at amortized cost. Financial assets, financial liabilities and derivatives carried at fair value are individually and in aggregate immaterial.

			SEPTEMBER 30, 2014		DECEMBER 31, 2013
			CARRYING	FAIR	CARRYING	FAIR
	CLASSIFICATION	FAIR VALUE METHODOLOGY	VALUE	VALUE	VALUE	VALUE
Carried at amortized cost
CRTC tangible benefits obligation	Other current and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	303	305	350	350
CTRC deferral account obligation	Other current and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	212	232	264	283
Debentures, finance leases and other debt	Debt due within one year and long-term debt	Quoted market price of debt or present value of future cash flows discounted using observable market interest rates	18,081	20,233	17,019	18,714

NOTE 14 SHARE-BASED PAYMENTS

The following share-based payment amounts are included in the consolidated income statements as operating costs.

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2014	2013	2014	2013
Employee savings plans (ESPs)	(8)	(9)	(23)	(26)
Restricted share units (RSUs)	(12)	(10)	(38)	(34)
Deferred share plans – Bell Aliant	(3)	(2)	(8)	(7)
Other(1)	(3)	(2)	(8)	(7)
Total share-based payments	(26)	(23)	(77)	(74)

(1)	Includes deferred share units (DSUs) and stock options.

The following tables show the change in outstanding ESPs, RSUs, DSUs and stock options for the nine months ended September 30, 2014.

ESPs
NUMBER OF ESPs
Unvested contributions, January 1, 2014	1,230,265
Contributions	486,027
Dividends credited	45,547
Vested	(498,900)
Forfeited	(103,287)
Unvested contributions, September 30, 2014	1,159,652

RSUs
NUMBER OF RSUs
Outstanding, January 1, 2014	3,733,830
Granted	1,058,025
Dividends credited	137,533
Settled	(1,251,786)
Forfeited	(86,824)
Outstanding, September 30, 2014	3,590,778

58 BCE Inc. 2014 Third Quarter Shareholder Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DSUs
		NUMBER OF DSUs
Outstanding, January 1, 2014		3,625,053
Issued		547,480
Dividends credited		149,244
Settled		(219,040)
Outstanding, September 30, 2014		4,102,737

STOCK OPTIONS
	NUMBER OF	WEIGHTED AVERAGE
	OPTIONS	EXERCISE PRICE ($)
Outstanding, January 1, 2014	7,870,231	40
Granted	2,915,361	48
Exercised(1)	(1,202,238)	36
Forfeited	(113,581)	43
Outstanding, September 30, 2014	9,469,773	43
Exercisable, September 30, 2014	1,035,368	36

(1)	The weighted average share price for options exercised during the nine months ended September 30, 2014 was $47.

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2014
Weighted average fair value per option granted ($)	$2.37
Weighted average share price ($)	$48
Weighted average exercise price ($)	$48
Dividend yield	5.2%
Expected volatility	15%
Risk-free interest rate	1.5%
Expected life (years)	4.5

Expected volatilities are based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

BCE Inc. 2014 Third Quarter Shareholder Report 59

This document has been filed by BCE Inc. with Canadian
securities regulatory authorities and the U.S. Securities
and Exchange Commission. It can be found on BCE Inc.’s
website at BCE.ca, on SEDAR at sedar.com and on EDGAR
at sec.gov or is available upon request from:

Investor Relations
Building A, 8th floor
1 Carrefour Alexander-Graham-Bell
Verdun, Québec H3E 3B3
e-mail: investor.relations@bce.ca
tel: 1-800-339-6353
fax: 514-786-3970
BCE.ca

For additional copies of this document, please contact investor relations.

Pour obtenir un exemplaire de la version française de ce document, contactez les Relations avec les investisseurs.

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Reinvestment and Stock Purchase Plan (DRP),
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